Exhibit 99.1

Q1 2020 Quarterly Report to Shareholders Scotiabank reports first quarter results TORONTO, February 25, 2020 – Scotiabank reported first quarter net income of $2,326 million compared to $2,247 million in the same period last year. Diluted earnings per share (EPS) was $1.84, up 8% from $1.71 in the previous year. Return on equity was 14.2% compared to 13.5% in the previous year. Adjusted net income(1) increased 2% to $2,344 million and EPS rose to $1.83, up 5% from $1.75 in the previous year. Return on equity was 13.9% compared to 13.7% a year ago. “We are pleased with our balanced performance this quarter having delivered solid results across all our businesses, and our asset quality remains strong,” said Brian Porter, President and CEO of Scotiabank. Canadian Banking adjusted earnings increased 5% year-over-year, as a result of strong volume growth combined with higher non-interest income. Canadian Banking continued to improve its productivity ratio and generated positive operating leverage while still investing to grow the business. International Banking delivered strong loan and deposit growth in the Pacific Alliance. Significant progress was made on the Bank’s footprint optimization this quarter with the successful completion of the sale of operations in Puerto Rico, the U.S. Virgin Islands, El Salvador and the reduction of the Bank’s investment in Thailand. In its first quarter reporting as a separate business line, Global Wealth Management adjusted earnings grew 11% over the same period last year. Positive results in the segment were driven by robust AUM growth and strong sales growth across multiple channels. Global Banking and Markets adjusted earnings increased 35% over the same period last year, with strong performance across the trading businesses and driven by asset growth across the footprint. The Bank’s Common Equity Tier 1 capital ratio remains strong at 11.4%. “We are pleased with our results this quarter which demonstrate the strength of our diversified businesses. We are focused on realizing the benefits from our technology investments through an improved productivity ratio and greater customer satisfaction,” continued Porter. “We are confident in our future as the leading bank in the Americas. The repositioning of the Bank’s geographic footprint has simplified and focused the Bank and we are positioned to deliver consistent returns and growth to our shareholders.” Refer to Non-GAAP Measures on page 4 for details. Live audio Web broadcast of the Bank’s analysts’ conference call. See page 71 for details.

Financial Highlights

	As at and for the three months ended
(Unaudited)	January 31 2020	October 31 2019	January 31 2019
Operating results ($ millions)
Net interest income	4,392	4,336	4,274
Non-interest income	3,749	3,632	3,330
Total revenue	8,141	7,968	7,604
Provision for credit losses	926	753	688
Non-interest expenses	4,418	4,311	4,171
Income tax expense	471	596	498
Net income	2,326	2,308	2,247
Net income attributable to common shareholders	2,262	2,137	2,107
Operating performance
Basic earnings per share ($)	1.86	1.76	1.72
Diluted earnings per share ($)	1.84	1.73	1.71
Return on equity (%)	14.2	13.3	13.5
Productivity ratio (%)	54.3	54.1	54.9
Core banking margin (%)(1)	2.45	2.40	2.45
Financial position information ($ millions)
Cash and deposits with financial institutions	69,291	46,720	52,942
Trading assets	144,731	127,488	106,956
Loans	592,279	592,483	566,105
Total assets	1,154,022	1,086,161	1,034,283
Deposits	763,850	733,390	690,879
Common equity	63,485	63,638	62,525
Preferred shares and other equity instruments	3,884	3,884	3,884
Assets under administration	553,884	558,408	521,931
Assets under management	297,086	301,631	281,489
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.4	11.1	11.1
Tier 1 capital ratio (%)	12.5	12.2	12.5
Total capital ratio (%)	14.6	14.2	14.6
Leverage ratio (%)	4.0	4.2	4.4
Risk-weighted assets ($ millions)	420,694	421,185	408,565
Liquidity coverage ratio (LCR) (%)	127	125	128
Credit quality
Net impaired loans ($ millions)	3,233	3,540	3,607
Allowance for credit losses ($ millions)(2)	5,095	5,145	5,199
Gross impaired loans as a % of loans and acceptances	0.77	0.84	0.90
Net impaired loans as a % of loans and acceptances	0.52	0.58	0.61
Provision for credit losses as a % of average net loans and acceptances (annualized)(3)	0.61	0.50	0.47
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(3)	0.55	0.49	0.47
Net write-offs as a % of average net loans and acceptances (annualized)	0.54	0.49	0.50
Adjusted results(1)
Adjusted net income ($ millions)	2,344	2,400	2,291
Adjusted diluted earnings per share ($)	1.83	1.82	1.75
Adjusted return on equity (%)	13.9	13.8	13.7
Adjusted productivity ratio (%)	53.4	52.7	54.1
Adjusted provision for credit losses as a % of average net loans and acceptances(3)	0.51	0.50	0.47
Common share information
Closing share price ($) (TSX)	72.28	75.54	74.80
Shares outstanding (millions)
Average – Basic	1,214	1,218	1,226
Average – Diluted	1,247	1,260	1,255
End of period	1,213	1,216	1,226
Dividends paid per share ($)	0.90	0.90	0.85
Dividend yield (%)(4)	4.9	5.0	4.8
Market capitalization ($ millions) (TSX)	87,687	91,867	91,679
Book value per common share ($)	52.33	52.33	51.01
Market value to book value multiple	1.4	1.4	1.5
Price to earnings multiple (trailing 4 quarters)	10.5	11.2	11.1
Other information
Employees (full-time equivalent)	99,742	101,813	98,508
Branches and offices	3,048	3,109	3,076
(1)	Refer to page 4 for a discussion of Non-GAAP measures.
(2)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(3)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(4)	Based on the average of the high and low common share prices for the period.

2    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2020. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2019 Annual Report. This MD&A is dated February 25, 2020.

Additional information relating to the Bank, including the Bank’s 2019 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2019 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

9	Group Financial Performance

12	Business Segment Review

21	Geographic Highlights

22	Quarterly Financial Highlights

23	Financial Position

23	Risk Management

36	Capital Management

37	Financial Instruments

38	Off-Balance Sheet Arrangements

38	Regulatory Developments

40	Accounting Policies and Controls

40	Economic Outlook

41	Share Data

Forward-looking statements From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2019 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2020    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

1)	Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Global Wealth Management and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian Banking, Global Wealth Management and International Banking operating segments.

B)

Net (gain)/loss on divestitures – The Bank announced a number of divestitures in 2019 in accordance with its strategy to reposition the Bank. The gain/loss on the divestitures is recorded in the Other segment, and relates to the following divestitures (refer to Note 21 for further details):

•	Equity-accounted investment in Thanachart Bank, Thailand (closed Q1, 2020)

•	Colfondos AFP, Colombia (closed Q1, 2020)

•	Operations in Puerto Rico and USVI (closed Q1, 2020)

•	Insurance and banking operations in El Salvador (closed Q1, 2020)

•	Banking operations in the Caribbean (closed Q4, 2019)

2)

Allowance for credit losses (ACL) – Additional Scenario – The Bank modified its ACL measurement methodology in Q1, 2020 by adding an additional, more severe pessimistic scenario, consistent with developing practice among major international banks in applying IFRS 9, and the Bank’s prudent approach to expected credit loss provisioning. The modification resulted in a pre-tax increase in provision for credit losses of $155 million, which was recorded in Canadian Banking, Global Wealth Management, International Banking and Global Banking and Markets operating segments.

3)

Derivative Valuation Adjustment – The Bank enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives which resulted in a pre-tax charge of $116 million in Q1, 2020. This charge was recorded in the Global Banking and Markets and Other operating segments.

4)	Impairment charge on software asset –The Bank recorded an impairment loss in the Other operating segment of $44 million pre-tax in Q1, 2020, related to one software asset.

4    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended January 31, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,003	$2,005	$141	$325	$(82)	$4,392
Non-interest income	704	980	1,016	842	207	3,749
Total revenue	2,707	2,985	1,157	1,167	125	8,141
Provision for credit losses	321	580	1	24	–	926
Non-interest expenses	1,233	1,664	737	654	130	4,418
Income before taxes	1,153	741	419	489	(5)	2,797
Income tax expense	301	159	110	117	(216)	471
Net income	$852	$582	$309	$372	$211	$2,326
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	64	3	–	(28)	39
Net income attributable to equity holders	$852	$518	$306	$372	$239	$2,287
Net income attributable to common shareholders						$2,262
Diluted earnings per share (in dollars)						$1.84
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$71	$5	$–	$–	$76
Amortization of Acquisition-related intangible assets, excluding software(2)	5	12	10	–	–	27
Acquisition-related costs	5	83	15	–	–	103
Allowance for credit losses – Additional scenario(3)	71	77	1	6	–	155
Derivatives valuation adjustment(4)	–	–	–	102	14	116
Net (gain)/loss on divestitures(5)	–	–	–	–	(262)	(262)
Impairment charge on software asset(2)	–	–	–	–	44	44
Adjustments (Pre-tax)	76	160	16	108	(204)	156
Income tax expense/(benefit)	(20)	(43)	(4)	(29)	(42)	(138)
Adjustments (After tax)	56	117	12	79	(246)	18
Adjustment attributable to NCI	–	(20)	–	–	(28)	(48)
Adjustments (After tax and NCI)	$56	$97	$12	$79	$(274)	$(30)
Adjusted Results
Net interest income	$2,003	$2,005	$141	$325	$(82)	$4,392
Non-interest income	704	980	1,016	944	(47)	3,597
Total revenue	2,707	2,985	1,157	1,269	(129)	7,989
Provision for credit losses	250	503	–	18	–	771
Non-interest expenses	1,228	1,581	722	654	80	4,265
Income before taxes	1,229	901	435	597	(209)	2,953
Income tax expense	321	202	114	146	(174)	609
Net income	$908	$699	$321	$451	$(35)	$2,344
Net income attributable to NCI	–	84	3	–	–	87
Net income attributable to equity holders	$908	$615	$318	$451	$(35)	$2,257
Net income attributable to common shareholders						$2,232
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$2,232
Dilutive impact of share-based payment options and others						46
Adjusted net income attributable to common shareholders (diluted)						$2,278
Weighted average number of basic common shares outstanding (millions)						1,214
Dilutive impact of share-based payment options and others (millions)						33
Adjusted weighted average number of diluted common shares outstanding (millions)						1,247
Adjusted diluted earnings per share (in dollars)						$1.83
Impact of adjustments on diluted earnings per share (in dollars)						$(0.01)
(1)	Refer to Business Segment Review on page 12.
(2)	Recorded in non-interest expenses.
(3)	Recorded in provision for credit losses.
(4)	Recorded in non-interest income.
(5)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Scotiabank First Quarter Report 2020    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended October 31, 2019(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,027	$2,093	$142	$337	$(263)	$4,336
Non-interest income	656	1,093	1,007	833	43	3,632
Total revenue	2,683	3,186	1,149	1,170	(220)	7,968
Provision for credit losses	247	502	–	4	–	753
Non-interest expenses	1,220	1,688	744	631	28	4,311
Income before taxes	1,216	996	405	535	(248)	2,904
Income tax expense	318	231	102	130	(185)	596
Net income	$898	$765	$303	$405	$(63)	$2,308
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	86	4	–	17	107
Net income attributable to equity holders	$898	$679	$299	$405	$(80)	$2,201
Net income attributable to common shareholders						$2,137
Diluted earnings per share (in dollars)						$1.73
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$69	$10	$–	$–	$79
Amortization of Acquisition-related intangible assets, excluding software(2)	6	13	9	–	–	28
Acquisition-related costs	6	82	19	–	–	107
Net (gain)/loss on divestitures(3)	–	–	–	–	1	1
Adjustments (Pre-tax)	6	82	19	–	1	108
Income tax expense/(benefit)	(2)	(24)	(4)	–	14	(16)
Adjustments (After tax)	4	58	15	–	15	92
Adjustment attributable to NCI	–	(12)	–	–	17	5
Adjustments (After tax and NCI)	$4	$46	$15	$–	$32	$97
Adjusted Results
Net interest income	$2,027	$2,093	$142	$337	$(263)	$4,336
Non-interest income	656	1,093	1,007	833	37	3,626
Total revenue	2,683	3,186	1,149	1,170	(226)	7,962
Provision for credit losses	247	502	–	4	–	753
Non-interest expenses	1,214	1,606	725	631	21	4,197
Income before taxes	1,222	1,078	424	535	(247)	3,012
Income tax expense	320	255	106	130	(199)	612
Net income	$902	$823	$318	$405	$(48)	$2,400
Net income attributable to NCI	–	98	4	–	–	102
Net income attributable to equity holders	$902	$725	$314	$405	$(48)	$2,298
Net income attributable to common shareholders						$2,234
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$2,234
Dilutive impact of share-based payment options and others						30
Adjusted net income attributable to common shareholders (diluted)						$2,264
Weighted average number of basic common shares outstanding (millions)						1,218
Dilutive impact of share-based payment options and others (millions)						29
Adjusted weighted average number of diluted common shares outstanding (millions)						1,247
Adjusted diluted earnings per share (in dollars)						$1.82
Impact of adjustments on diluted earnings per share (in dollars)						$0.09
(1)	Refer to Business Segment Review on page 12.
(2)	Recorded in non-interest expenses.
(3)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

6    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended January 31, 2019 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$1,928	$2,045	$143	$372	$(214)	$4,274
Non-interest income	656	1,092	955	703	(76)	3,330
Total revenue	2,584	3,137	1,098	1,075	(290)	7,604
Provision for credit losses	231	470	2	(16)	1	688
Non-interest expenses	1,187	1,635	723	645	(19)	4,171
Income before taxes	1,166	1,032	373	446	(272)	2,745
Income tax expense	305	204	96	111	(218)	498
Net income	$861	$828	$277	$335	$(54)	$2,247
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	107	4	–	–	111
Net income attributable to equity holders	$861	$721	$273	$335	$(54)	$2,136
Net income attributable to common shareholders						$2,107
Diluted earnings per share (in dollars)						$1.71
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$24	$7	$–	$–	$31
Amortization of Acquisition-related intangible assets, excluding software(2)	5	15	10	–	–	30
Adjustments (Pre-tax)	5	39	17	–	–	61
Income tax expense/(benefit)	(1)	(12)	(4)	–	–	(17)
Adjustments (After tax)	4	27	13	–	–	44
Adjustment attributable to NCI	–	(5)	–	–	–	(5)
Adjustments (After tax and NCI)	$4	$22	$13	$–	$–	$39
Adjusted Results
Net interest income	$1,928	$2,045	$143	$372	$(214)	$4,274
Non-interest income	656	1,092	955	703	(76)	3,330
Total revenue	2,584	3,137	1,098	1,075	(290)	7,604
Provision for credit losses	231	470	2	(16)	1	688
Non-interest expenses	1,182	1,596	706	645	(19)	4,110
Income before taxes	1,171	1,071	390	446	(272)	2,806
Income tax expense	306	216	100	111	(218)	515
Net income	$865	$855	$290	$335	$(54)	$2,291
Net income attributable to NCI	–	112	4	–	–	116
Net income attributable to equity holders	$865	$743	$286	$335	$(54)	$2,175
Net income attributable to common shareholders						$2,146
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$2,146
Dilutive impact of share-based payment options and others						45
Adjusted net income attributable to common shareholders (diluted)						$2,191
Weighted average number of basic common shares outstanding (millions)						1,226
Dilutive impact of share-based payment options and others (millions)						29
Adjusted weighted average number of diluted common shares outstanding (millions)						1,255
Adjusted diluted earnings per share (in dollars)						$1.75
Impact of adjustments on diluted earnings per share (in dollars)						$0.04
(1)	Refer to Business Segment Review on page 12.
(2)	Recorded in non-interest expenses.

Scotiabank First Quarter Report 2020    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis, refer to page 15. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended
($ millions)	October 31, 2019			January 31, 2019
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,093	$23	$2,070	$2,045	$79	$1,966
Non-interest income	1,093	13	1,080	1,092	13	1,079
Total revenue	3,186	36	3,150	3,137	92	3,045
Provision for credit losses	502	7	495	470	22	448
Non-interest expenses	1,688	20	1,668	1,635	63	1,572
Income tax expense	231	1	230	204	3	201
Net income	$765	$8	$757	$828	$4	$824
Net income attributable to non-controlling interest in subsidiaries	$86	$2	$84	$107	$9	$98
Net income attributable to equity holders of the Bank	$679	$6	$673	$721	$(5)	$726
Other measures
Average assets ($ billions)	$205	$3	$202	$194	$5	$189
Average liabilities ($ billions)	$156	$3	$153	$150	$7	$143

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 9.

Core banking assets

Core banking assets are average interest earning assets excluding bankers’ acceptances and trading assets.

Core banking margin

This ratio represents net interest income divided by core banking assets.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

In the first quarter of 2020, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 10.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Previously, capital was attributed based on a methodology that approximated 10.0% of Basel III common equity capital requirements.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

8    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

The Bank’s reported net income this quarter was $2,326 million compared to $2,247 million in the same period last year, and $2,308 million last quarter. Diluted earnings per share were $1.84 compared to $1.71 in the same period last year and $1.73 last quarter. Return on equity was 14.2% compared to 13.5% last year and 13.3% last quarter.

Adjusted net income was $2,344 million compared to $2,291 million last year, up 2%. Adjusted diluted earnings per share were $1.83, and increased 5% compared to $1.75 last year. Adjusted return on equity was 13.9% compared to 13.7% a year ago. Earnings from divested operations resulted in a reduction in net income of $109 million or 5%, and diluted earnings per share of 9 cents or 5% (refer to Impact of Divested Operations on page 10 for details).

Adjusted net income was $2,344 million this quarter compared to $2,400 million last quarter. Adjusted diluted earnings per share were $1.83 compared to $1.82 last quarter, and Adjusted return on equity was 13.9% compared to 13.8% last quarter. Earnings from divested operations resulted in a reduction in net income of $101 million or 4%, and diluted earnings per share of 8 cents or 4% (refer to Impact of Divested Operations on page 10 for details).

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the table “Constant dollar” in Non-GAAP Measures on page 8.

	Average exchange rate			% Change
For the three months ended	January 31, 2020	October 31, 2019	January 31, 2019	January 31, 2020 vs. October 31, 2019	January 31, 2020 vs. January 31, 2019
U.S dollar/Canadian dollar	0.760	0.756	0.751	0.5%	1.2%
Mexican Peso/Canadian dollar	14.483	14.752	14.887	(1.8)%	(2.7)%
Peruvian Sol/Canadian dollar	2.545	2.542	2.522	0.1%	0.9%
Colombian Peso/Canadian dollar	2,555	2,583	2,396	(1.0)%	6.7%
Chilean Peso/Canadian dollar	586.493	542.205	509.759	8.2%	15.1%

Impact on net income(1) ($ millions except EPS)				January 31, 2020 vs. October 31, 2019	January 31, 2020 vs. January 31, 2019
Net interest income				$(25)	$(83)
Non-interest income(2)				(23)	(106)
Non-interest expenses				19	75
Other items (net of tax)				13	31
Net income				$(16)	$(83)
Earnings per share (diluted)				$(0.01)	$(0.07)
Impact by business line ($ millions)
Canadian Banking				$–	$(1)
International Banking(2)				–	(1)
Global Wealth Management				–	(1)
Global Banking and Markets				(2)	(5)
Other(2)				(14)	(75)
Net income				$(16)	$(83)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank First Quarter Report 2020    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of divested operations

The table below reflects the income earned in each period from divested operations prior to the closing. Refer to Note 21 in the accompanying financial statements for the list of divested operations that have closed:

	For the three months ended
(Unaudited) ($ millions)	January 31 2020	October 31 2019	January 31 2019
Net interest income	$63	$96	$108
Non-interest income	66	221	195
Total revenue	129	317	303
Provision for credit losses	1	9	(11)
Non-interest expenses	57	95	101
Income tax expense	15	56	48
Net income	$56	$157	$165
Net income attributable to non-controlling interest in subsidiaries	$1	$1	$2
Net income attributable to equity holders of the Bank – relating to divested operations	$55	$156	$163

Impact on net income ($millions except EPS)	January 31, 2020 vs. October 31, 2019	January 31, 2020 vs. January 31, 2019
Net interest income	(33)	(45)
Non-interest income	(155)	(129)
Provision for credit losses	8	(12)
Non-interest expenses	38	44
Income tax expense	41	33
Net income	(101)	(109)
Net income attributable to equity holders of the Bank	(101)	(108)
Earnings per share (diluted)	(0.08)	(0.09)

Financial performance commentary

Net income

Q1 2020 vs Q1 2019

Net income was $2,326 million compared to $2,247 million. Adjusted net income was $2,344 million compared to $2,291 million, up 2%. Higher net interest income and non-interest income were partially offset by higher provision for credit losses, non-interest expenses and income taxes. The impact from divested operations reduced net income by $109 million or 5%.

Q1 2020 vs Q4 2019

Net income was $2,326 million compared to $2,308 million. Adjusted net income was $2,344 million compared to $2,400 million. Lower non-interest income and higher provision for credit losses and non-interest expenses, were partially offset by higher net interest income. The impact from divested operations reduced net income by $101 million or 4%.

Total revenue

Q1 2020 vs Q1 2019

Revenues were $8,141 million compared to $7,604 million. Adjusted revenues were $7,989 million compared to $7,604 million, up 5%. The increase was due to higher net interest income and non-interest income.

Q1 2020 vs Q4 2019

Revenues were $8,141 million compared to $7,968 million. Adjusted revenues were $7,989 million compared to $7,962 million. Higher net interest income was partly offset by lower non-interest income.

Net interest income

Q1 2020 vs Q1 2019

Net interest income was $4,392 million, an increase of $118 million or 3%, primarily from strong growth in assets and deposits in Canadian Banking, higher contribution from asset/liability management activities, and the impact of acquisitions in International Banking. These increases were partly offset by the negative impact of foreign currency translation, the impact of the adoption of the new accounting standard for leases, IFRS 16, and divestitures.

The core banking margin was unchanged at 2.45%. Higher spreads from asset/liability management activities were offset by lower margins across the business lines.

Q1 2020 vs Q4 2019

Net interest income increased $56 million or 1%, driven by higher contribution from asset/liability management activities, partly offset by the negative impact of foreign currency translation, the impact of the adoption of the new accounting standard, IFRS 16, and divestitures.

The core banking margin was up five basis points to 2.45% driven by higher spreads from asset/liability management activities, partially offset by lower margins in Canadian Banking and Global Banking and Markets.

10    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest income

Q1 2020 vs Q1 2019

Non-interest income was $3,749 million, up $419 million or 13%. Adjusted non-interest income was up $267 million or 8%. The primary contributors to the growth were higher trading revenues, underwriting and advisory fees, as well as higher banking and wealth management revenues. These were partly offset by the impact of divestitures, and lower investment gains.

Q1 2020 vs Q4 2019

Non-interest income was up $117 million or 3%. Adjusted non-interest income declined by $29 million or 1%. Higher trading revenues and the benefit of aligning the reporting period of Mexico with the Bank (“Alignment of reporting period”) were more than offset by the impact of divestitures and lower investment gains.

Provision for credit losses

Q1 2020 vs Q1 2019

The provision for credit losses was $926 million, compared to $688 million, an increase of $238 million or 35%. The provision for credit losses ratio increased 14 basis points to 61 basis points.

Adjusting for the impact of the additional pessimistic scenario, provision for credit losses was $771 million, an increase of $83 million or 12%. Adjusted provision for credit losses ratio increased by four basis points to 51 basis points.

Provision on impaired loans was $835 million, compared to $679 million, an increase of $156 million or 23%. The provision for credit losses ratio on impaired loans was 55 basis points, an increase of eight basis points. Adjusting for the impact of the additional pessimistic scenario, provision on impaired loans was $802 million, an increase of $123 million or 18%, due primarily to higher retail provisions in line with organic growth and geopolitical impacts in Chile and higher provisions in Global Banking and Markets. The adjusted provision for credit losses ratio on impaired loans was 53 basis points, an increase of six basis points.

Provision on performing financial instruments was $91 million, compared to $9 million, an increase of $82 million. Adjusting for the impact of the additional pessimistic scenario, provision on performing financial instruments decreased $40 million, due primarily to improvement in credit quality partially offset by volume growth and less favourable macro-economic outlook.

Q1 2020 vs Q4 2019

The provision for credit losses was $926 million, an increase of $173 million or 23%. The provision for credit losses ratio increased 11 basis points to 61 basis points.

Adjusting for the impact of the additional pessimistic scenario, the provision for credit losses was $771 million, an increase of $18 million or 2%. Adjusted provision for credit losses ratio increased one basis point to 51 basis points.

Provision on impaired loans was $835 million, an increase of $91 million or 12%. The provision for credit losses ratio on impaired loans was 55 basis points, an increase of six basis points. Adjusting for the impact of the additional pessimistic scenario, provision on impaired loans was $802 million, an increase of $58 million or 8%, due primarily to higher retail provisions in International Banking in line with organic growth and migration and higher provisions in Global Banking and Markets. The adjusted provision for credit losses ratio on impaired loans was 53 basis points, an increase of four basis points.

Provision on performing financial instruments was $91 million, compared to $9 million, an increase of $82 million. Adjusting for the impact of the additional pessimistic scenario, provision on performing financial instruments decreased $40 million, due primarily to improvement in credit quality partially offset by volume growth and less favourable macro-economic outlook.

Non-interest expenses

Q1 2020 vs Q1 2019

Non-interest expenses were $4,418 million, up $247 million or 6%. Adjusted non-interest expenses grew by 4%. The growth was due to higher salaries and benefits related to regulatory and technology initiatives, other employee benefits, performance-based compensation and other business-growth related expenses. Partly offsetting were lower professional fees, the positive impact of foreign currency translation, divestitures, as well as the benefit from IFRS 16 adoption.

The productivity ratio was 54.3% compared to 54.9%. On an adjusted basis, the productivity ratio was 53.4% compared to 54.1%. Operating leverage was positive 1.2% on a reported basis and positive 1.3% on an adjusted basis.

Q1 2020 vs Q4 2019

Non-interest expenses were up $107 million or 2%. Adjusted non-interest expenses also grew by 2%. The increase was due to seasonally higher share-based compensation, higher employee benefits, and business and capital taxes. Partly offsetting were lower professional fees, advertising and business development expenses, the positive impact of foreign currency translation, divestitures, as well as the benefit from IFRS 16 adoption.

The productivity ratio was 54.3% compared to 54.1%. On an adjusted basis, the productivity ratio was 53.4% compared to 52.7%. The increase is due to the impact of divestitures.

Taxes

Q1 2020 vs Q1 2019

The effective tax rate was 16.8% compared to 18.1% due primarily to lower taxes related to the divestitures of foreign operations in the current quarter. The adjusted effective tax rate was 20.6% compared to 18.4%, due primarily to higher tax benefits in certain jurisdictions in the prior year partially offset by higher tax-exempt income in the current period.

Q1 2020 vs Q4 2019

The effective tax rate was 16.8% compared to 20.5% due primarily to lower taxes related to the divestitures of foreign operations in the current quarter. The adjusted effective tax rate was 20.6% compared to 20.3%.

Scotiabank First Quarter Report 2020    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Reorganization of Business Segments

Effective November 1, 2019, the Bank established Global Wealth Management as a separate business segment. Wealth Management results previously reported in the Canadian Banking and International Banking business segments are now being reported in the new business segment. Prior period comparative information for Canadian Banking and International Banking has been restated to reflect this change.

The Bank will now publish financial information across five business segments including:

•	Canadian Banking (excluding Canadian Wealth Management)

•	International Banking (excluding International Wealth Management)

•	Global Wealth Management (including Canadian Wealth Management and International Wealth Management)

•	Global Banking and Markets; and

•	Other

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•

The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019(2)	January 31 2019(2)
Reported Results
Net interest income	$2,003	$2,027	$1,928
Non-interest income(3)	704	656	656
Total revenue	2,707	2,683	2,584
Provision for credit losses	321	247	231
Non-interest expenses	1,233	1,220	1,187
Income tax expense	301	318	305
Net income	$852	$898	$861
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$852	$898	$861
Other financial data and measures
Return on equity	20.6%	23.3%	22.8%
Net interest margin(4)	2.36%	2.41%	2.39%
Provision for credit losses – performing (Stage 1 and 2)	$59	$(8)	$2
Provision for credit losses – impaired (Stage 3)	$262	$255	$229
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.36%	0.28%	0.28%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.30%	0.29%	0.28%
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.29%	0.30%	0.29%
Average assets ($ billions)	$355	$349	$334
Average liabilities ($ billions)	$263	$263	$248
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Amounts for October 31, 2019 and January 31, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $20 (October 31, 2019 – $18; January 31, 2019 – $13).
(4)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019	January 31 2019
Adjusted Results(1)
Net interest income	$2,003	$2,027	$1,928
Non-interest income	704	656	656
Total revenue	2,707	2,683	2,584
Provision for credit losses	250	247	231
Non-interest expenses	1,228	1,214	1,182
Income tax expense	321	320	306
Net income	$908	$902	$865
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$908	$902	$865
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

12    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $852 million, a decline of $9 million or 1%. Adjusted net income was $908 million, an increase of $43 million or 5%. The increase was due primarily to higher net interest income driven by strong volume growth and higher non-interest income, partly offset by margin compression, higher non-interest expenses, and higher provision for credit losses.

Q1 2020 vs Q4 2019

Net income attributable to equity holders declined $46 million or 5%. Adjusted net income increased by $6 million or 1%. The increase was due primarily to higher non-interest income partly offset by lower net interest income and higher non-interest expenses.

Average assets

Q1 2020 vs Q1 2019

Average assets grew $21 billion or 6% to $355 billion. The growth included $11 billion or 5% in residential mortgages, $6 billion or 12% in business loans and acceptances, and $2 billion or 3% in personal loans.

Q1 2020 vs Q4 2019

Average assets grew $6 billion or 2%. The growth included $3 billion or 2% in residential mortgages and $1 billion or 2% in business loans and acceptances.

Average liabilities

Q1 2020 vs Q1 2019

Average liabilities increased $15 billion or 6% to $263 billion, including growth of $7 billion or 5% in personal deposits and $5 billion or 6% in non-personal deposits.

Q1 2020 vs Q4 2019

Average liabilities were flat, as personal deposit growth was offset by a decline in non-personal deposits.

Total revenue

Q1 2020 vs Q1 2019

Revenues were $2,707 million, an increase of $123 million or 5%. The increase was due primarily to higher net interest income driven by strong volume growth and higher non-interest income.

Q1 2020 vs Q4 2019

Revenues increased by $24 million or 1%. The increase was due primarily to higher non-interest income partly offset by lower net interest income.

Net interest income

Q1 2020 vs Q1 2019

Net interest income of $2,003 million increased $75 million or 4%, largely reflecting volume growth. The margin declined three basis points to 2.36%, primarily driven by lower spreads on non-personal deposits and the impact of IFRS 16.

Q1 2020 vs Q4 2019

Net interest income decreased $24 million or 1%, due primarily to lower margins. The margin declined five basis points to 2.36%, largely due to lower loan spreads, the impact of IFRS 16, partly offset by higher deposit margins.

Non-interest income

Q1 2020 vs Q1 2019

Non-interest income of $704 million increased $48 million or 7%. Higher fee income from net card revenues and higher credit fees were partly offset by reduced insurance revenues.

Q1 2020 vs Q4 2019

Non-interest income increased $48 million or 7% due partially to seasonally higher net card revenues and higher credit fees.

Provision for credit losses

Q1 2020 vs Q1 2019

The provision for credit losses was $321 million, compared to $231 million, up $90 million or 39%. The provision for credit losses ratio increased eight basis points to 36 basis points. Adjusting for the impact of the additional pessimistic scenario, provision for credit losses increased by $19 million, or 8%. The adjusted provision for credit losses ratio remained unchanged at 28 basis points.

Provision on impaired loans increased $33 million to $262 million due primarily to higher retail provisions mostly due to asset growth and migration partially offset by lower commercial banking provisions. The provision for credit losses ratio on impaired loans was 30 basis points, an increase of two basis points.

Scotiabank First Quarter Report 2020    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision on performing loans was $59 million, compared to $2 million, an increase of $57 million. Adjusting for the impact of the additional pessimistic scenario, provision on performing loans decreased $10 million due primarily to improved retail portfolio credit quality.

Q1 2020 vs Q4 2019

The provision for credit losses was $321 million, compared to $247 million, up $74 million or 30%. The provision for credit losses ratio increased eight basis points to 36 basis points. Adjusting for the impact of the additional pessimistic scenario, provision for credit losses increased by $3 million or 1%. The adjusted provision for credit losses ratio remained unchanged at 28 basis points.

Provision on impaired loans increased $7 million to $262 million due to higher retail provisions in part due to migration partially offset by lower commercial provisions. The provision for credit losses ratio on impaired loans was 30 basis points, an increase of one basis point.

Provision on performing loans was $59 million, compared to a net reversal of $8 million, an increase of $67 million. Adjusting for the impact of the additional pessimistic scenario, provision on performing loans is a net reversal of $8 million due primarily to stable retail portfolio credit quality.

Non-interest expenses

Q1 2020 vs Q1 2019

Non-interest expenses were $1,233 million, up $46 million or 4%, largely driven by higher personnel and technology costs to support business development.

Q1 2020 vs Q4 2019

Non-interest expenses increased $13 million or 1%. Higher personnel and technology costs to support business development were partly offset by lower marketing-related costs.

Taxes

The effective tax rate of 26.1% was in line with the prior year and prior quarter.

International Banking(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019(2)	January 31 2019(2)
Reported Results
Net interest income	$2,005	$2,093	$2,045
Non-interest income(3)(4)	980	1,093	1,092
Total revenue	2,985	3,186	3,137
Provision for credit losses	580	502	470
Non-interest expenses	1,664	1,688	1,635
Income tax expense	159	231	204
Net income	$582	$765	$828
Net income attributable to non-controlling interest in subsidiaries	$64	$86	$107
Net income attributable to equity holders of the Bank	$518	$679	$721
Other financial data and measures
Return on equity	10.6%	13.0%	13.8%
Net interest margin(5)	4.51%	4.51%	4.54%
Provision for credit losses – performing (Stage 1 and 2)	$44	$25	$19
Provision for credit losses – impaired (Stage 3)	$536	$477	$451
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	1.57%	1.35%	1.29%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	1.45%	1.27%	1.24%
Net write-offs as a percentage of average net loans and acceptances (annualized)	1.47%	1.28%	1.35%
Average assets ($ billions)	$203	$205	$194
Average liabilities ($ billions)	$151	$156	$150
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Amounts for October 31, 2019 and January 31, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended January 31, 2020 – $93 (October 31, 2019 – $207; January 31, 2019 – $160).
(4)

Includes one additional month of earnings relating to Mexico of $51 (after tax and NCI $37) in the first quarter of 2020. The first quarter of 2019, includes one additional month of earnings relating to Peru of $58 (after tax and NCI $41).

(5)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019	January 31 2019
Adjusted Results(1)
Net interest income	$2,005	$2,093	$2,045
Non-interest income(3)(4)	980	1,093	1,092
Total revenue	2,985	3,186	3,137
Provision for credit losses	503	502	470
Non-interest expenses	1,581	1,606	1,596
Income tax expense	202	255	216
Net income	$699	$823	$855
Net income attributable to non-controlling interest in subsidiaries	$84	$98	$112
Net income attributable to equity holders of the Bank	$615	$725	$743
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

14    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $518 million, a decrease of $203 million, or 28%. Adjusted net income attributable to equity holders was $615 million, a decrease of $128 million or 17%. The impact of divested operations represents 13% of this decrease with the remaining decline primarily related to tax benefits in Mexico in the prior year.

Q1 2020 vs Q4 2019

Net income attributable to equity holders decreased by $161 million or 24%. Adjusted net income attributable to equity holders decreased $110 million or 15%. The impact of divested operations represents 13% of this decrease. Lower investment gains, lower net interest income, and higher provision for credit losses were partially offset by the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”).

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

International Banking(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019(2)	January 31 2019(2)
Constant dollars
Net interest income(3)	$2,005	$2,070	$1,966
Non-interest income(4)	980	1,080	1,079
Total revenue	2,985	3,150	3,045
Provision for credit losses	580	495	448
Non-interest expenses	1,664	1,668	1,572
Income tax expense	159	230	201
Net income on constant dollar basis	$582	$757	$824
Net income attributable to non-controlling interest in subsidiaries on a constant dollar basis	$64	$84	$98
Net income attributable to equity holders of the Bank on a constant dollar basis	$518	$673	$726
Other financial data and measures
Average assets ($ billions)	$203	$202	$189
Average liabilities ($ billions)	$151	$153	$143
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Amounts for October 31, 2019 and January 31, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(3)

Includes one additional month of earnings relating to Mexico of $51 (after tax and NCI $37) in the first quarter of 2020. The first quarter of 2019, includes one additional month of earnings relating to Peru of $58 (after tax and NCI $41).

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended January 31, 2020 – $93 (October 31, 2019 – $208, January 31, 2019 – $168).

Net income

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $518 million, a decrease of $208 million or 29%. Adjusted net income attributable to equity holders was $615 million, a decrease of $130 million or 17%. The impact of divested operations represents 13% of this decrease with the remaining decline primarily related to tax benefits in Mexico in the prior year.

Q1 2020 vs Q4 2019

Net income attributable to equity holders decreased by $155 million or 23%. Adjusted net income attributable to equity holders decreased $104 million or 15%. The decline was due mainly to the impact of divested operations, representing 14% of the decrease. Lower investment gains, lower net interest income, and higher provision for credit losses were partially offset by the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”).

Average assets

Q1 2020 vs Q1 2019

Average assets of $203 billion increased $14 billion or 7%, driven by strong loan growth in the Pacific Alliance. Retail and commercial loan growth were 5% and 8%, respectively. The impact of divested operations to total loans was 3%.

Q1 2020 vs Q4 2019

Average assets were flat. Commercial loan growth was 2% while retail loan declined 1%. The impact of divested operations to total loans was 1%.

Scotiabank First Quarter Report 2020    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Average liabilities

Q1 2020 vs Q1 2019

Average liabilities of $151 billion increased $8 billion with deposit growth of 2%, primarily in Pacific Alliance. Retail deposit growth was 2% and non-personal deposit growth was 2%. The impact of divested operations to total deposits was 4%.

Q1 2020 vs Q4 2019

Average liabilities decreased $2 billion. Deposits declined 2%. The impact of divested operations to total deposits was 3%.

Total revenue

Q1 2020 vs Q1 2019

Revenues were $2,985 million, a decrease of $60 million, or 2% resulting primarily from the impact of divested operations.

Q1 2020 vs Q4 2019

Revenues decreased by $165 million or 5% resulting primarily from the impact of divested operations.

Net interest income

Q1 2020 vs Q1 2019

Net interest income was $2,005 million, up 2%. The impact of divested operations was 2%. The growth of 4% was due to strong retail loan growth in the Pacific Alliance, partially offset by margin compression in Mexico, loan spread compression in Chile, and the impact of IFRS 16.

Q1 2020 vs Q4 2019

Net interest income decreased $65 million, down 3% partly due to the 1% impact of divested operations. The remaining decline of 2% was due to credit card margin compression in Colombia, and the impact of IFRS 16.

Non-interest income

Q1 2020 vs Q1 2019

Non-interest income was $980 million, down 9% due primarily to the 11% impact of divested operations. The growth of 2% was driven by higher trading revenues in Chile, partially offset by gains from sale of a foreclosed asset last year.

Q1 2020 vs Q4 2019

Non-interest income decreased $100 million or 9% due primarily to the 13% impact of divested operations. The growth of 4% was driven by the benefit of the Alignment of reporting period in Mexico, and higher trading revenues in Chile and Mexico, partially offset by lower investment gains.

Provision for credit losses

Q1 2020 vs Q1 2019

The provision for credit losses was $580 million, compared to $448 million, up $132 million or 30%. The provision for credit losses ratio increased 28 basis points to 157 basis points.

Adjusting for the impact of the additional pessimistic scenario, provision for credit losses increased by $56 million or 12%. The adjusted provision for credit losses ratio was 136 basis points, an increase of seven basis points.

Provision on impaired loans increased $104 million to $536 million. The provision for credit losses ratio on impaired loans was 145 basis points, an increase of 21 basis points. Adjusting for the impact of the additional pessimistic scenario, provision on impaired loans increased by $77 million due primarily to higher retail provisions in line with asset growth and geopolitical impacts in Chile. The adjusted provision for credit losses ratio on impaired loans was 137 basis points, an increase of 13 basis points.

Provision on performing loans was $44 million, compared to $16 million, an increase of $28 million. Adjusting for the impact of the additional pessimistic scenario, provision on performing loans decreased $21 million due primarily to improved portfolio credit quality in both commercial and retail portfolios partially offset by volume growth and less favourable macro-economic outlook.

Q1 2020 vs Q4 2019

The provision for credit losses was $580 million, compared to $495 million, up $85 million or 17%. The provision for credit losses ratio increased 22 basis points to 157 basis points.

Adjusting for the impact of the additional pessimistic scenario, provision for credit losses increased by $8 million. The adjusted provision for credit losses ratio was 136 basis points, an increase of one basis point.

Provision on impaired loans increased $66 million to $536 million. The provision for credit losses ratio on impaired loans was 145 basis points, an increase of 18 basis points. Adjusting for the impact of the additional pessimistic scenario, provision for credit losses increased by $38 million, as a result of higher retail provisions due to asset growth and migration. The adjusted provision for credit losses ratio on impaired loans was 137 basis points, an increase of 10 basis points.

Provision on performing loans was $44 million, compared to $25 million, an increase of $19 million. Adjusting for the impact of the additional pessimistic scenario, provision on performing loans decreased $30 million due primarily to improved portfolio credit quality in both the retail and commercial portfolios partially offset by volume growth and less favourable macro-economic outlook.

Non-interest expenses

Q1 2020 vs Q1 2019

Non-interest expenses increased $92 million or 6% to $1,664 million. Adjusted non-interest expenses increased 3%. The impact of divested operations was 2%. The growth was mainly driven by the acquisitions in Peru and Dominican Republic.

16    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2020 vs Q4 2019

Non-interest expenses were flat. Adjusted non-interest expenses decreased 1%. The decline was due to the 2% impact of divested operations partially offset by seasonally higher expenses in the Caribbean.

Taxes

Q1 2020 vs Q1 2019

The effective tax rate for the quarter was 22.5%, up from 20.1%, primarily due to tax benefits in Mexico last year.

Q1 2020 vs Q4 2019

The effective tax rate was 22.5%, down from 23.7%, primarily due to lower earnings in higher tax jurisdictions.

Global Wealth Management(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019	January 31 2019
Reported Results
Net interest income	$141	$142	$143
Non-interest income	1,016	1,007	955
Total revenue	1,157	1,149	1,098
Provision for credit losses	1	–	2
Non-interest expenses	737	744	723
Income tax expense	110	102	96
Net income	$309	$303	$277
Net income attributable to non-controlling interest in subsidiaries	$3	$4	$4
Net income attributable to equity holders of the Bank	$306	$299	$273
Other financial data and measures
Return on equity	13.2%	13.0%	11.7%
Assets under administration ($ billions)	$497	$497	$466
Assets under management ($ billions)	$298	$302	$281
Average assets ($ billions)	$25	$25	$25
Average liabilities ($ billions)	$35	$33	$30
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019	January 31 2019
Adjusted Results(1)
Net interest income	$141	$142	$143
Non-interest income	1,016	1,007	955
Total revenue	1,157	1,149	1,098
Provision for credit losses	–	–	2
Non-interest expenses	722	725	706
Income tax expense	114	106	100
Net income	$321	$318	$290
Net income attributable to non-controlling interest in subsidiaries	$3	$4	$4
Net income attributable to equity holders of the Bank	$318	$314	$286
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Net income

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $306 million, an increase of $33 million or 12%. Adjusted net income increased to $318 million, up 11%. This growth is due primarily to higher fee income driven by strong growth in AUM and AUA partly offset by higher non-interest expenses.

Q1 2020 vs Q4 2019

Net income attributable to equity holders increased $7 million or 2%. Adjusted net income grew by $4 million or 1% due to higher fee-based revenues and the benefit from the Alignment of Reporting Period with the Bank partly offset by seasonally higher share-based payments and employee benefits.

Assets under management (AUM) and assets under administration (AUA)

Q1 2020 vs Q1 2019

Assets under management of $298 billion grew $17 billion or 6%, while assets under administration of $497 billion grew $31 billion or 7%, driven by market appreciation and positive net sales in Mutual Funds partly offset by the impact of divestitures. Excluding the impact of divestitures, AUA and AUM grew 11% and 13%, respectively.

Scotiabank First Quarter Report 2020    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2020 vs Q4 2019

Assets under management declined $4 billion or 1%, while assets under administration remained flat. Positive net sales and market appreciation was partly offset by the impact of divestitures. Excluding the impact of divestitures, AUA and AUM grew 3% and 4%, respectively.

Total Revenue

Q1 2020 vs Q1 2019

Revenues were $1,157 million, up $59 million or 5%, due to higher mutual fund fees driven by AUM and AUA growth and strong brokerage revenues.

Q1 2020 vs Q4 2019

Revenues were up $8 million or 1%, from higher mutual fund fees driven by market appreciation and positive net sales.

Provision for credit losses

Q1 2020 vs Q1 2019

The provision for credit losses was $1 million, a decrease of $1 million from last year. The provision for credit losses ratio was five basis points. Adjusting for the impact of the additional pessimistic scenario, provision for credit losses decreased by $2 million.

Q1 2020 vs Q4 2019

The provision for credit losses increased to $1 million due primarily to the impact of the additional pessimistic scenario. The provision for credit losses ratio was five basis points.

Non-interest expenses

Q1 2020 vs Q1 2019

Non-interest expenses of $737 million were up $14 million or 2%, as the benefit from prior period divestitures was partly offset by higher volume-related expenses. Adjusted expense growth was 2%.

Q1 2020 vs Q4 2019

Non-interest expenses were down $7 million or 1%, mainly due to prior period divestitures partly offset by higher volume-related expenses. Adjusted expense growth was flat.

Taxes

The effective tax rate of 26.2% increased from 25.8% in the prior year and 24.9% in the prior quarter. This was largely due to lower earnings in certain higher tax foreign jurisdictions in the prior periods.

Global Banking and Markets(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019	January 31 2019
Reported Results
Net interest income	$325	$337	$372
Non-interest income	842	833	703
Total revenue	1,167	1,170	1,075
Provision for credit losses	24	4	(16)
Non-interest expenses	654	631	645
Income tax expense	117	130	111
Net income	$372	$405	$335
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$372	$405	$335
Other financial data and measures
Return on equity	11.5%	13.8%	11.5%
Provision for credit losses – performing (Stage 1 and 2)	$(12)	$(8)	$(15)
Provision for credit losses – impaired (Stage 3)	$36	$12	$(1)
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.09%	0.02%	(0.07)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.14%	0.05%	(0.01)%
Net write-offs as a percentage of average net loans and acceptances	0.11%	0.03%	–%
Average assets ($ billions)	$411	$388	$364
Average liabilities ($ billions)	$337	$318	$297
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

18    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019	January 31 2019
Adjusted Results(1)
Net interest income	$325	$337	$372
Non-interest income	944	833	703
Total revenue	1,269	1,170	1,075
Provision for credit losses	18	4	(16)
Non-interest expenses	654	631	645
Income tax expense	146	130	111
Net income	$451	$405	$335
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$451	$405	$335
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Net income

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $372 million, an increase of $37 million or 11%. Adjusted net income attributable to equity holders was $451 million, an increase of $116 million or 35%. Higher non-interest income was partly offset by higher provision for credit losses, lower net interest income, and the unfavourable impact of foreign currency translation.

Q1 2020 vs Q4 2019

Net income attributable to equity holders decreased by $33 million or 8%. Adjusted net income attributable to equity holders increased by $46 million or 11%. This was due mainly to higher non-interest income, partly offset by higher provision for credit losses and higher non-interest expenses.

Average assets

Q1 2020 vs Q1 2019

Average assets were $411 billion, an increase of $47 billion or 13%. This increase was due primarily to growth in trading securities, securities purchased under resale agreements, and loans, as well as the impact of foreign currency translation.

Q1 2020 vs Q4 2019

Average assets increased $23 billion or 6% due mainly to growth in securities purchased under resale agreements and trading securities.

Average liabilities

Q1 2020 vs Q1 2019

Average liabilities of $337 billion were higher by $40 billion or 13% due to increased deposits and securities sold under repurchase agreements as well as the impact of foreign currency translation.

Q1 2020 vs Q4 2019

Average liabilities increased $19 billion or 6% due primarily to increased securities sold under repurchase agreements and securities sold short as well as higher deposits.

Total revenue

Q1 2020 vs Q1 2019

Revenues were $1,167 million, an increase of $92 million or 9%. Adjusted revenues were $1,269 million, an increase of $194 million or 18%. Higher non-interest income driven by fixed income and higher underwriting fees was partly offset by lower net interest income.

Q1 2020 vs Q4 2019

Revenues decreased by $3 million to $1,167 million. Adjusted revenues increased by $99 million or 8% to $1,269 million. This was due mainly to higher non-interest income, partly offset by lower net interest income.

Net interest income

Q1 2020 vs Q1 2019

Net interest income was $325 million, a decrease of $47 million or 13%. The decline was due mainly to deposit margin compression and lower loan origination fees, partly offset by loan growth.

Q1 2020 vs Q4 2019

Net interest income decreased by $12 million or 4%. The decline was due mainly to lower lending margins partly offset by higher deposit margins and loan growth.

Non-interest income

Q1 2020 vs Q1 2019

Non-interest income was $842 million, an increase of $139 million or 20% from prior year. Adjusted non-interest income was $944 million, an increase of $241 million or 34%. This was due mainly to strong growth in trading related revenue, primarily fixed income and higher underwriting fees.

Scotiabank First Quarter Report 2020    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2020 vs Q4 2019

Non-interest income was up $9 million or 1%. Adjusted non-interest income increased by $111 million or 13%. This growth was due mainly to higher trading related revenue, primarily fixed income and an increase in underwriting fees.

Provision for credit losses

Q1 2020 vs Q1 2019

The provision for credit losses was $24 million, compared to a net reversal of $16 million. The provision for credit losses ratio increased 16 basis points to nine basis points. Adjusting for the impact of the additional pessimistic scenario, provision for credit losses increased by $34 million. The adjusted provision for credit losses ratio was seven basis points, an increase of 14 basis points. Provision on impaired loans was up $37 million due primarily due to new formations. The provision for credit losses ratio on impaired loans was 14 basis points, an increase of 15 basis points.

Provision on performing loans was a net reversal of $12 million, compared to a net reversal of $15 million, an increase of $3 million. Adjusting for the impact of the additional pessimistic scenario, provision on performing loans decreased $3 million due to improved portfolio credit quality.

Q1 2020 vs Q4 2019

The provision for credit losses was $24 million, compared to $4 million. The provision on credit losses ratio increased seven basis points to nine basis points. Adjusting for the impact of the additional pessimistic scenario, provision for credit losses increased by $14 million. The adjusted provision for credit losses ratio was seven basis points, an increase of five basis points. Provision on impaired loans was up $24 million due primarily to new formations. The provision for credit losses ratio on impaired loans was 14 basis points, an increase of nine basis points. The adjusted provision for credit losses ratio on impaired loans was 14 basis points, an increase of nine basis points.

Provision on performing loans was a net reversal of $12 million. Adjusting for the impact of the additional pessimistic scenario, provision on performing loans decreased $10 million due to improved portfolio credit quality.

Non-interest expenses

Q1 2020 vs Q1 2019

Non-interest expenses of $654 million, which includes seasonally higher share-based compensation, increased $9 million or 1%. The increase was primarily driven by higher performance-based compensation.

Q1 2020 vs Q4 2019

Non-interest expenses increased $23 million or 4% due mainly to seasonally higher share-based compensation for employees that are eligible to retire.

Taxes

Q1 2020 vs Q1 2019

The effective tax rate for the quarter was 24.0%, compared to 25.0%. The adjusted effective tax rate was 24.4%. The changes were due mainly to change in earnings mix, across jurisdictions.

Q1 2020 vs Q4 2019

The effective tax rate for the quarter was 24.0%, compared to 24.3%. The adjusted effective tax rate was 24.4%. The changes were due mainly to change in earnings mix, across jurisdictions.

Other(1)(2)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019	January 31 2019
Reported Results
Business segment income
Net interest income(3)	$(82)	$(263)	$(214)
Non-interest income(3)(4)	207	43	(76)
Total revenue	125	(220)	(290)
Provision for credit losses	–	–	1
Non-interest expenses	130	28	(19)
Income tax expense(3)	(216)	(185)	(218)
Net income	$211	$(63)	$(54)
Net income attributable to non-controlling interest in subsidiaries	$(28)	$17	$–
Net income attributable to equity holders	$239	$(80)	$(54)
Other measures
Average assets ($ billions)	$124	$124	$116
Average liabilities ($ billions)	$262	$251	$239
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(3)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes of $68 ( October 31, 2019 – $58; January 31, 2019 – $34) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(25) (October 31, 2019 – $(67); January 31, 2019 – $(45)).

20    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2020	October 31 2019	January 31 2019
Adjusted Results(1)
Business segment income
Net interest income	$(82)	$(263)	$(214)
Non-interest income	(47)	37	(76)
Total revenue	(129)	(226)	(290)
Provision for credit losses	–	–	1
Non-interest expenses	80	21	(19)
Income tax expense	(174)	(199)	(218)
Net income	$(35)	$(48)	$(54)
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders	$(35)	$(48)	$(54)
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

The Other segment includes Group Treasury, smaller operating segments, Net gain/loss on divestitures and other corporate items which are not allocated to a business line.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q1 2020 vs Q1 2019

Net income attributable to equity holders was $239 million, compared to a net loss of $54 million. Adjusted net income attributable to equity holders was a net loss of $35 million, compared to a net loss $54 million in the same period last year. This was mainly driven by higher contributions from asset/liability management activities.

Q1 2020 vs Q4 2019

Net income attributable to equity holders increased $319 million. Adjusted net income attributable to equity holders was a net loss of $35 million, compared to a net loss of $48 million. This was mainly driven by higher contributions from asset/liability management activities, partly offset by lower gains on sale of investment securities and higher non-interest expenses.

Geographic Highlights

	For the three months ended
(Unaudited)	January 31 2020(1)	October 31 2019(1)	January 31 2019(1)
Geographic segment reported income (loss) ($ millions)
Canada	$1,377	$1,305	$1,058
United States	194	201	176
Mexico	170	121	182
Peru	194	214	211
Chile	87	77	117
Colombia	11	(35)	35
Caribbean and Central America	104	204	194
Other international	150	114	163
Reported net income (loss) attributable to equity holders of the Bank	$2,287	$2,201	$2,136
Geographic segment adjusted income (loss) ($ millions)
Canada	$1,249	$1,309	$1,084
United States	194	201	176
Mexico	177	121	182
Peru	197	217	212
Chile	117	104	134
Colombia	21	35	39
Caribbean and Central America	146	181	193
Other international	156	130	155
Adjusted net income (loss) attributable to equity holders of the Bank	$2,257	$2,298	$2,175
Average assets ($ billions)
Canada	$650	$635	$590
United States	164	153	147
Mexico	40	39	35
Peru	29	29	26
Chile	49	50	50
Colombia	13	13	13
Caribbean and Central America	39	41	41
Other international	134	131	131
Total	$1,118	$1,091	$1,033
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Scotiabank First Quarter Report 2020    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights

	For the three months ended
(Unaudited) ($ millions)	January 31 2020(1)(2)	October 31 2019(2)	July 31 2019(2)	April 30 2019(2)	January 31 2019(2)	October 31 2018	July 31 2018	April 30 2018
Reported results
Net interest income	$4,392	$4,336	$4,374	$4,193	$4,274	$4,220	$4,085	$3,950
Non-interest income	3,749	3,632	3,285	3,610	3,330	3,228	3,096	3,108
Total revenue	$8,141	$7,968	$7,659	$7,803	$7,604	$7,448	$7,181	$7,058
Provision for credit losses	926	753	713	873	688	590	943	534
Non-interest expenses	4,418	4,311	4,209	4,046	4,171	4,064	3,770	3,726
Income tax expense	471	596	753	625	498	523	529	621
Net income	$2,326	$2,308	$1,984	$2,259	$2,247	$2,271	$1,939	$2,177
Basic earnings per share ($)	1.86	1.76	1.51	1.74	1.72	1.72	1.60	1.70
Diluted earnings per share ($)	1.84	1.73	1.50	1.73	1.71	1.71	1.55	1.70
Core banking margin (%)(3)	2.45	2.40	2.45	2.45	2.45	2.47	2.46	2.47
Effective tax rate (%)	16.8	20.5	27.5	21.7	18.1	18.7	21.5	22.2
Adjusted results(3):
Adjusted net income	$2,344	$2,400	$2,455	$2,263	$2,291	$2,345	$2,259	$2,190
Adjusted diluted earnings per share	$1.83	$1.82	$1.88	$1.70	$1.75	$1.77	$1.76	$1.71
(1)

The amounts for the period ended January 31, 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(2)	The amounts for 2020 and 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated.
(3)	Refer to page 4 for a discussion of Non-GAAP Measures.

Trending analysis

Net income

The Bank reported strong net income over the past eight quarters, with solid growth in revenue, prudent expense management, and stable loan loss provisions, partly offset by the impact of divestitures (refer to page 10).

Net interest income

Net interest Income has generally increased through the period, driven by steady growth in retail loans in Canadian and International Banking, commercial loan growth across all three business lines, strong deposit growth, and the impact of acquisitions. Net interest margin has remained relatively stable over the period.

Non-interest income

Non-interest income has generally increased through the period driven by acquisitions, higher investment securities gains and the impact from Alignment of reporting period of a number of units with the Bank.

Provision for credit losses

The provision for credit losses has generally increased over the period due primarily to higher provisions on impaired financial instruments in the International Banking and Canadian Banking retail portfolios driven by portfolio growth, the impact of acquisitions in International Banking, and lower recoveries.

Non-interest expenses

Non-interest expenses have generally trended upwards over the period, mostly from the ongoing impact of acquisitions, to support business growth, and the Bank’s investments in technology, regulatory and strategic initiatives.

Income taxes

The effective tax rate was 16.8% this quarter and averaged 20.9% over the period, with a range of 16.8% to 27.5%. Effective tax rates were impacted by divestitures, different levels of income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income.

22    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Position

The Bank’s total assets as at January 31, 2020 were $1,154 billion, up $68 billion or 6% from October 31, 2019. This increase was primarily in cash and deposits with financial institutions, trading securities, securities purchased under resale agreements and securities borrowed, and customers’ liability under acceptances.

Cash and deposits with financial institutions increased $23 billion due primarily to higher balances on deposit with central banks, trading securities increased by $15 billion primarily to hedge client driven transactions, derivative instrument assets increased by $5 billion due mainly to foreign exchange rates and securities purchased under resale agreements and securities borrowed increased by $15 billion due to increased client demand.

Investment securities decreased $4 billion from October 31, 2019 due primarily to lower holdings of Canadian and U.S. government debt. As at January 31, 2020, the net unrealized gain on debt securities measured at fair value through other comprehensive income was $28 million, after the impact of qualifying hedges.

Loans outstanding were in line with October 31, 2019 as increases in residential mortgages and business and government loans were offset by the impact of foreign currency translation.

Property and equipment increased $3 billion due to the adoption of IFRS 16 with an offsetting increase in other liabilities. Investments in associates decreased $3 billion due mainly to the disposal of the Bank’s holdings in Thanachart Bank.

Total liabilities were $1,084 billion as at January 31, 2020, up $68 billion or 7% from October 31, 2019.

Total deposits increased $30 billion. Business and government deposits grew by $27 billion mainly in Canada and the U.S. and deposits from financial institutions increased $5 billion.

Obligations related to securities sold under repurchase agreements and securities lent increased by $19 billion, which was in line higher securities purchased under resale agreements and securities borrowed. Derivative instrument liabilities increased $3 billion which was similar to the increase in derivative instrument assets.

Total shareholders’ equity decreased $331 million from October 31, 2019. Current year earnings of $1,209 million, net of dividends, was offset by the changes in accumulated other comprehensive income, driven by negative movements in foreign currency translation adjustment and revaluation of the Bank’s employee benefit plans. Total shareholder’s equity was further impacted by share buybacks of $268 million and a decrease in non-controlling interests of $110 million due to divestitures.

Risk Management

The Bank’s risk management policies, practices and emerging risks have not substantially changed from those outlined in the Bank’s 2019 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2019 Annual Report.

Credit risk

Allowance for credit losses

Methodology change – Additional Scenario

The Bank revised its allowance for credit losses (ACL) methodology this quarter, by adding an additional, more severe pessimistic forward-looking scenario. In prior periods, the Bank determined its ACL using three probability-weighted forward-looking scenarios. The base case represents the most likely outcome and the other scenarios represent more optimistic and pessimistic outcomes, to which probabilities are assigned. The addition of this scenario resulted in an increase in ACL of $155 million.

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses for the more pessimistic scenario. The projections are provided for the next 12 months and for the remaining forecast period, which represents a medium term view.

	Additional More Pessimistic Scenario
As at January 31, 2020	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	(2.20)	2.33
Unemployment rate, average %	7.27	7.40
Bank of Canada overnight rate target, average %	0.65	1.24
HPI – Housing Price Index, y/y % change	(12.68)	7.21
USDCAD exchange rate, average	1.26	1.22
US
Real GDP growth, y/y % change	(2.10)	2.44
Unemployment rate, average %	4.9	5.18
Mexico
Real GDP growth, y/y % change	(3.11)	2.15
Unemployment rate, average %	5.60	6.07
Chile
Real GDP growth, y/y % change	(1.75)	1.49
Unemployment rate, average %	9.18	10.20
Peru
Real GDP growth, y/y % change	(2.47)	3.73
Unemployment rate, average %	8.85	10.41
Colombia
Real GDP growth, y/y % change	(1.99)	3.68
Unemployment rate, average %	12.15	11.83
Caribbean
Real GDP growth, y/y % change	(2.29)	2.38
Global
WTI oil price, average USD/bbl	45.51	41.48
Copper price, average USD/lb	2.54	2.66
Global GDP, y/y % change	(1.14)	3.14

Scotiabank First Quarter Report 2020    23

MANAGEMENT’S DISCUSSION & ANALYSIS

The total allowance for credit losses as at January 31, 2020 was $5,095 million. The allowance for credit losses on loans was $5,021 million, down $56 million from the prior quarter, due primarily to the impact of divestitures, partly offset by the impact of the additional pessimistic scenario.

The allowance on impaired loans decreased to $1,533 million from $1,595 million as at October 31, 2019, due primarily to divestitures partially offset by the impact of the additional pessimistic scenario. The allowance against performing loans was higher at $3,488 million compared to $3,482 million as at October 31, 2019, due primarily to the impact of the additional pessimistic scenario, partly offset by the impact of divestitures.

Impaired loans

Gross impaired loans (GILs) decreased by $365 million to $4,770 million as at January 31, 2020, from $5,135 million last quarter due mainly to divestitures in the Caribbean, which reduced GILs by $380 million. The gross impaired loan ratio was 77 basis points as at January 31, 2020, a decrease of seven basis points from last quarter and 13 basis points from prior year, due primarily to the impact of divestitures in International Banking partially offset by new formations.

Net impaired loans in Canadian Banking were $740 million as at January 31, 2020, an increase of $16 million from October 31, 2019. International Banking’s net impaired loans were $2,299 million as at January 31, 2020, a decrease of $311 million from October 31, 2019, mainly due to the impact of divestitures. In Global Banking and Markets, net impaired loans were $174 million as at January 31, 2020, a decrease of $26 million from October 31, 2019 due to repayments. In Global Wealth Management, net impaired loans were $20 million as at January 31, 2020, an increase of $14 million from October 31, 2019. Net impaired loans as a percentage of loans and acceptances were 0.52% as at January 31, 2020, a decrease of six basis point from 0.58% from last quarter.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2020, these loans amounted to $383 billion or 62% of the Bank’s total loans and acceptances outstanding (October 31, 2019 – $385 billion or 63%). Of these, $289 billion or 76% are real estate secured loans (October 31, 2019 – $289 billion or 75%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at January 31, 2020
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$5,525	2.4%	$5,453	2.4%	$10,978	4.8%	$–	–%	$1,128	5.5%	$1,128	5.5%
Quebec	7,354	3.2	9,022	3.9	16,376	7.1	–	–	952	4.6	952	4.6
Ontario	37,868	16.4	81,488	35.5	119,356	51.9	–	–	11,116	53.9	11,116	53.9
Manitoba & Saskatchewan	5,244	2.3	4,199	1.8	9,443	4.1	–	–	742	3.6	742	3.6
Alberta	17,442	7.6	13,261	5.8	30,703	13.4	1	–	2,906	14.1	2,907	14.1
British Columbia & Territories	12,364	5.4	30,602	13.3	42,966	18.7	–	–	3,774	18.3	3,774	18.3
Canada(3)	$85,797	37.3%	$144,025	62.7%	$229,822	100%	$1	–%	$20,618	100%	$20,619	100%
International	–	–	38,848	100	38,848	100	–	–	–	–	–	–
Total	$85,797	31.9%	$182,873	68.1%	$268,670	100%	$1	–%	$20,618	100%	$20,619	100%
	As at October 31, 2019
Canada(3)	$87,905	38.8%	$138,704	61.2%	$226,609	100%	$1	–%	$21,034	100%	$21,035	100%
International	–	–	41,560	100	41,560	100	–	–	–	–	–	100
Total	$87,905	32.8%	$180,264	67.2%	$268,169	100%	$1	–%	$21,034	100%	$21,035	100%
(1)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $3,467 (October 31, 2019 – $3,365) of which $2,543 are insured (October 31, 2019 – $2,424).

24    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at January 31, 2020
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.1%	37.9%	27.1%	0.8%	0.1%	100%
International	65.2%	17.7%	13.6%	3.4%	0.1%	100%
	As at October 31, 2019
Canada	33.7%	38.4%	26.8%	1.0%	0.1%	100%
International	65.9%	17.3%	13.7%	3.0%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 63% uninsured (October 31, 2019 – 61%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 54% (October 31, 2019 – 55%).

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended January 31, 2020
	Residential mortgages	Home equity lines of credit(1)
	LTV%	LTV%
Canada(2)
Atlantic provinces	66.3%	64.3%
Quebec	67.2	72.2
Ontario	63.9	62.8
Manitoba & Saskatchewan	68.7	61.6
Alberta	66.8	73.5
British Columbia & Territories	63.7	63.7
Canada(2)	64.4%	64.0%
International	71.6%	n/a
	For the three months ended October 31, 2019
Canada(2)	65.1%	63.9%
International	72.7%	n/a
(1)

Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(2)	The province represents the location of the property in Canada.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank stresses its mortgage book to determine the impact of a variety of combinations of home price declines, unemployment increases and rising interest rates. It benchmarks the scenarios against experience in various historical downturns to confirm that they are sufficiently robust tests of the portfolio. In stress, there are moderate increases in credit losses and negative impacts on capital ratios but within a level the Bank considers manageable. In practice, the portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (91% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are classified at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

The Bank’s exposure to sovereigns was $6.5 billion as at January 31, 2020 (October 31, 2019 – $6.7 billion), $9.9 billion to banks (October 31, 2019 – $6.5 billion) and $19.4 billion to corporates (October 31, 2019 – $18.4 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.5 billion as at January 31, 2020 (October 31, 2019 – $0.5 billion).

Scotiabank First Quarter Report 2020    25

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s current European exposure is provided below:

	As at
	January 31, 2020							October 31, 2019
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded total	Undrawn commitments(4)	Total	Total
Greece	$33	$–	$–	$–	$33	$–	$33	$54
Ireland	1,018	558	77	203	1,856	671	2,527	2,760
Italy	105	–	(1)	6	110	175	285	167
Portugal	–	–	–	113	113	–	113	17
Spain	1,198	5	73	77	1,353	201	1,554	1,564
Total GIIPS	$2,354	$563	$149	$399	$3,465	$1,047	$4,512	$4,562

U.K.	$14,862	$3,346	$464	$2,830	$21,502	$8,657	$30,159	$23,830
Germany	842	142	1,214	98	2,296	1,024	3,320	3,202
France	1,346	72	(363)	371	1,426	1,617	3,043	3,193
Netherlands	695	121	511	260	1,587	1,332	2,919	3,301
Switzerland	721	14	26	302	1,063	846	1,909	1,910
Other	1,801	160	1,917	563	4,441	2,561	7,002	7,196
Total Non-GIIPS	$20,267	$3,855	$3,769	$4,424	$32,315	$16,037	$48,352	$42,632
Total Europe	$22,621	$4,418	$3,918	$4,823	$35,780	$17,084	$52,864	$47,194
(1)

Individual allowances for impaired loans are $5. Letters of credit and guarantees are included as funded exposures as they have been issued. Included in loans and loan equivalents are letters of credit and guarantees which total $2,268 at January 31, 2020 (October 31, 2019 – $4,008).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $1,582 and collateral held against SFT was $32,387.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2020	October 31 2019
Credit spread plus interest rate	$15.4	$13.5
Credit spread	7.6	8.9
Interest rate	10.7	8.6
Equities	3.3	3.1
Foreign exchange	5.9	4.0
Commodities	2.9	2.5
Debt specific	3.0	3.3
Diversification effect	(16.5)	(12.8)
Total VaR	$14.0	$13.6
Total Stressed VaR	$47.5	$43.4

In the first quarter of 2020, the average one-day Total VaR slightly increased to $14.0 million from $13.6 million in the previous quarter.

The average one-day Total Stressed VaR increased during the quarter to $47.5 million from $43.4 million in the previous quarter, primarily due to reduced diversification of equity positions, and an increase in hedging positions under the updated XVA methodology. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were zero trading loss days in the first quarter, consistent with the previous quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).

26    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-trading interest rate sensitivity

The following table shows the pro-forma after tax impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

	As at
	January 31, 2020						October 31, 2019
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value
+100 bps	$(212)	$15	$(197)	$(505)	$(700)	$(1,205)	$(273)	$(1,448)
-100 bps	206	(24)	182	328	537	865	267	1,173

During the first quarter of 2020, both interest rate sensitivities remained within the Bank’s approved consolidated limits.

The Bank’s Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.

The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2020	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$3,616	$3,616	$–	$–	n/a
Trading assets	144,731	144,269	462	–	Interest rate, FX
Derivative financial instruments	43,083	39,196	3,887	–	Interest rate, FX, equity
Investment securities	78,003	–	78,003	–	Interest rate, FX, equity
Loans	592,279	–	592,279	–	Interest rate, FX
Assets not subject to market risk(1)	292,310	–	–	292,310	n/a
Total assets	$1,154,022	$187,081	$674,631	$292,310
Deposits	$763,850	$–	$727,944	$35,906	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	12,994	–	12,994	–	Interest rate, equity
Obligations related to securities sold short	32,439	32,439	–	–	n/a
Derivative financial instruments	43,139	38,019	5,120	–	Interest rate, FX, equity
Trading liabilities(2)	5,799	5,799	–	–	n/a
Pension and other benefit liabilities	3,414	–	3,414	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	222,526	–	–	222,526	n/a
Total liabilities	$1,084,161	$76,257	$749,472	$258,432
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank First Quarter Report 2020    27

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2019	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$3,709	$3,709	$–	$–	n/a
Trading assets	127,488	126,846	642	–	Interest rate, FX
Derivative financial instruments	38,119	34,489	3,630	–	Interest rate, FX, equity
Investment securities	82,359	–	82,359	–	Interest rate, FX, equity
Loans	592,483	–	592,483	–	Interest rate, FX
Assets not subject to market risk(1)	242,003	–	–	242,003	n/a
Total assets	$1,086,161	$165,044	$679,114	$242,003
Deposits	$733,390	$–	$699,462	$33,928	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	12,235	–	12,235	–	Interest rate, equity
Obligations related to securities sold short	30,404	30,404	–	–	n/a
Derivative financial instruments	40,222	34,820	5,402	–	Interest rate, FX, equity
Trading liabilities(2)	4,124	4,124	–	–	n/a
Pension and other benefit liabilities	2,956	–	2,956	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	192,638	–	–	192,638	n/a
Total liabilities	$1,015,969	$69,348	$720,055	$226,566
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the Condensed Interim Consolidated Financial Statements and in Note 36 of the Audited Consolidated Financial Statements in the Bank’s 2019 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2020, unencumbered liquid assets were $241 billion (October 31, 2019 – $211 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 74% of liquid assets (October 31, 2019 – 80%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 26% (October 31, 2019 – 20%). The increase in total liquid assets was mainly attributable to an increase in cash and deposits with central banks, NHA mortgage-backed securities and growth in the securities portfolio, which was partially offset by a decrease in deposits with financial institutions.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2020. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

28    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at January 31, 2020
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$59,808	$–	$59,808	$–	$9,772	$50,036	$–
Deposits with financial institutions	9,483	–	9,483	–	43	9,440	–
Precious metals	3,616	–	3,616	–	10	3,606	–
Securities:
Canadian government obligations	47,429	22,137	69,566	31,498	–	38,068	–
Foreign government obligations	69,528	92,140	161,668	102,933	–	58,735	–
Other securities	84,017	85,076	169,093	123,437	–	45,656	–
Loans:
NHA mortgage-backed securities(2)	38,475	–	38,475	3,644	–	34,831	–
Call and short loans	657	–	657	–	–	657	–
Total	$313,013	$199,353	$512,366	$261,512	$9,825	$241,029	$–

	As at October 31, 2019
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$36,068	$–	$36,068	$–	$9,604	$26,464	$–
Deposits with financial institutions	10,652	–	10,652	–	71	10,581	–
Precious metals	3,709	–	3,709	–	58	3,651	–
Securities:
Canadian government obligations	42,508	19,622	62,130	31,798	–	30,332	–
Foreign government obligations	70,101	78,904	149,005	90,617	–	58,388	–
Other securities	78,422	78,415	156,837	106,179	–	50,658	–
Loans:
NHA mortgage-backed securities(2)	33,571	–	33,571	3,602	–	29,969	–
Call and short loans	525	–	525	–	–	525	–
Total	$275,556	$176,941	$452,497	$232,196	$9,733	$210,568	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	January 31 2020	October 31 2019
The Bank of Nova Scotia (Parent)	$177,710	$153,584
Bank domestic subsidiaries	26,093	17,667
Bank foreign subsidiaries	37,226	39,317
Total	$241,029	$210,568

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (85%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Scotiabank First Quarter Report 2020    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at January 31, 2020
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$59,808	$–	$59,808	$–	$9,772	$50,036	$–
Deposits with financial institutions	9,483	–	9,483	–	43	9,440	–
Precious metals	3,616	–	3,616	–	10	3,606	–
Liquid securities:
Canadian government obligations	47,429	22,137	69,566	31,498	–	38,068	–
Foreign government obligations	69,528	92,140	161,668	102,933	–	58,735	–
Other liquid securities	84,017	85,076	169,093	123,437	–	45,656	–
Other securities	5,100	6,026	11,126	4,190	–	–	6,936
Loans classified as liquid assets:
NHA mortgage-backed securities	38,475	–	38,475	3,644	–	34,831	–
Call and short loans	657	–	657	–	–	657	–
Other loans	568,962	–	568,962	10,625	56,741	13,448	488,148
Other financial assets(4)	214,051	(131,659)	82,392	5,980	–	–	76,412
Non-financial assets	52,896	–	52,896	–	–	–	52,896
Total	$1,154,022	$73,720	$1,227,742	$282,307	$66,566	$254,477	$624,392

	As at October 31, 2019
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$36,068	$–	$36,068	$–	$9,604	$26,464	$–
Deposits with financial institutions	10,652	–	10,652	–	71	10,581	–
Precious metals	3,709	–	3,709	–	58	3,651	–
Liquid securities:
Canadian government obligations	42,508	19,622	62,130	31,798	–	30,332	–
Foreign government obligations	70,101	78,904	149,005	90,617	–	58,388	–
Other liquid securities	78,422	78,415	156,837	106,179	–	50,658	–
Other securities	3,992	5,633	9,625	4,329	–	–	5,296
Loans classified as liquid assets:
NHA mortgage-backed securities	33,571	–	33,571	3,602	–	29,969	–
Call and short loans	525	–	525	–	–	525	–
Other loans	572,216	–	572,216	9,102	54,814	13,293	495,007
Other financial assets(4)	189,802	(119,889)	69,913	5,433	–	–	64,480
Non-financial assets	44,595	–	44,595	–	–	–	44,595
Total	$1,086,161	$62,685	$1,148,846	$251,060	$64,547	$223,861	$609,378
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of January 31, 2020, total encumbered assets of the Bank were $349 billion (October 31, 2019 – $316 billion). Of the remaining $879 billion (October 31, 2019 – $833 billion) of unencumbered assets, $254 billion (October 31, 2019 – $224 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at January 31, 2020, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $18 million or $160 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

30    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended January 31, 2020, based on the average daily positions in the quarter.

For the quarter ended January 31, 2020 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$167,928

Cash outflows
Retail deposits and deposits from small business customers, of which:	$186,362	$14,150
Stable deposits	77,167	2,516
Less stable deposits	190,195	11,634
Unsecured wholesale funding, of which:	208,337	98,923
Operational deposits (all counterparties) and deposits in networks of cooperative banks	69,045	16,457
Non-operational deposits (all counterparties)	118,192	61,366
Unsecured debt	21,100	21,100
Secured wholesale funding	*	52,361
Additional requirements, of which:	214,471	44,645
Outflows related to derivative exposures and other collateral requirements	34,337	20,539
Outflows related to loss of funding on debt products	3,276	3,276
Credit and liquidity facilities	176,858	20,830
Other contractual funding obligations	1,288	1,195
Other contingent funding obligations(4)	521,401	8,887
Total cash outflows	*	$220,161

Cash inflows
Secured lending (e.g. reverse repos)	$157,698	$37,312
Inflows from fully performing exposures	27,178	17,991
Other cash inflows	32,527	32,527
Total cash inflows	$217,403	$87,830
		Total adjusted value(5)

Total HQLA	*	$167,928
Total net cash outflows	*	$132,331
Liquidity coverage ratio (%)	*	127%
For the quarter ended October 31, 2019 ($ millions)		Total adjusted value(5)
Total HQLA	*	$165,088
Total net cash outflows	*	$132,125
Liquidity coverage ratio (%)	*	125%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 62 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)

Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The increase in the Bank’s average LCR for the quarter ended January 31, 2020 versus the average of the previous quarter was attributable to normal business activities. The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $302 billion as at January 31, 2020 (October 31, 2019 – $303 billion). The decrease since October 31, 2019 was primarily driven by lower personal deposits. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 365 days) of $184 billion (October 31, 2019 – $164 billion). Longer-term wholesale debt issuances include medium-term notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

Scotiabank First Quarter Report 2020    31

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Halifax Receivables Trust program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior long-term debt issued by the Bank on or after September 23, 2018, that is unsecured or partially secured, has an initial or amended term to maturity greater than 400 days and has been assigned a CUSIP or ISIN or similar identification number, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at January 31, 2020, liabilities subject to conversion under the bail-in regime amounted to $19 billion (October 31, 2019 – $11 billion).

32    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at January 31, 2020
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$1,223	$606	$632	$269	$67	$2,797	$–	$–	$–	$2,797
Bearer notes, commercial paper and certificate of deposits	8,850	24,028	36,469	25,774	9,861	104,982	6,646	729	75	112,432
Asset-backed commercial paper(3)	1,960	3,723	165	–	–	5,848	–	–	–	5,848
Senior notes(4)(5)	479	1,641	5,145	4,259	6,123	17,647	11,871	23,661	10,933	64,112
Bail-inable notes(5)	–	–	26	–	582	608	734	10,146	7,087	18,575
Asset-backed securities	1,294	–	–	794	1,816	3,904	1,133	1,050	301	6,388
Covered bonds	–	1,853	1,835	–	–	3,688	10,836	9,769	3,131	27,424
Mortgage securitization(6)	212	771	663	353	1,558	3,557	3,486	12,494	4,638	24,175
Subordinated debt(7)	–	–	–	–	77	77	31	182	9,004	9,294
Total wholesale funding sources	$14,018	$32,622	$44,935	$31,449	$20,084	$143,108	$34,737	$58,031	$35,169	$271,045

Of Which:

Unsecured funding	$10,552	$26,724	$42,273	$30,301	$16,711	$126,561	$19,282	$34,719	$27,099	$207,661
Secured funding	3,466	6,347	2,664	1,147	3,374	16,998	15,455	23,312	8,070	63,835
	As at October 31, 2019
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$3,284	$596	$566	$198	$268	$4,912	$–	$–	$–	$4,912
Bearer notes, commercial paper and certificate of deposits	6,590	18,923	27,866	24,778	13,497	91,654	2,139	717	62	94,572
Asset-backed commercial paper(3)	1,096	3,069	1,324	–	–	5,489	–	–	–	5,489
Senior notes(4)(5)	1,372	3,842	2,533	5,080	3,520	16,347	14,114	25,609	11,636	67,706
Bail-inable notes(5)	–	–	–	26	–	26	1,314	6,568	2,920	10,828
Asset-backed securities	2	12	1,290	–	791	2,095	2,466	1,176	210	5,947
Covered bonds	–	545	1,844	1,882	–	4,271	8,979	10,171	2,379	25,800
Mortgage securitization(6)	–	601	771	663	353	2,388	4,376	12,675	4,486	23,925
Subordinated debt(7)	–	–	–	–	–	–	78	156	9,121	9,355
Total wholesale funding sources	$12,344	$27,588	$36,194	$32,627	$18,429	$127,182	$33,466	$57,072	$30,814	$248,534

Of Which:

Unsecured funding	$11,246	$23,361	$30,965	$30,082	$17,285	$112,939	$17,645	$33,050	$23,739	$187,373
Secured funding	1,098	4,227	5,229	2,545	1,144	14,243	15,821	24,022	7,075	61,161
(1)	Wholesale funding sources exclude repo transactions and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $241 billion as at January 31, 2020 (October 31, 2019 – $211 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank First Quarter Report 2020    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at January 31, 2020, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2020
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$59,200	$509	$571	$173	$203	$412	$773	$661	$10,405		$72,907
Trading assets	10,245	7,659	5,735	2,336	3,158	5,645	20,151	18,699	71,103		144,731
Securities purchased under resale agreements and securities borrowed	102,768	33,864	8,620	996	184	–	–	–	–		146,432
Derivative financial instruments	2,606	5,323	1,149	1,875	2,834	6,291	6,982	16,023	–		43,083
Investment securities – FVOCI	2,730	4,304	5,232	1,665	3,475	10,415	14,442	12,028	1,482		55,773
Investment securities – amortized cost	1,018	587	831	1,260	1,838	5,384	3,152	6,669	–		20,739
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,491		1,491
Loans	31,334	29,047	39,143	29,276	29,345	92,161	238,336	43,380	60,257		592,279
Residential mortgages	2,407	6,957	14,624	12,891	11,894	50,150	137,652	29,409	2,686	(1)	268,670
Personal loans	3,396	2,482	3,869	3,545	3,530	12,205	23,896	5,464	38,316		96,703
Credit cards	–	–	–	–	–	–	–	–	17,715		17,715
Business and government	25,531	19,608	20,650	12,840	13,921	29,806	76,788	8,507	6,561	(2)	214,212
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,021)		(5,021)
Customers’ liabilities under acceptances	17,987	2,897	429	31	20	–	–	–	–		21,364
Other assets	–	–	–	–	–	–	–	–	55,223		55,223
Total assets	$227,888	$84,190	$61,710	$37,612	$41,057	$120,308	$283,836	$97,460	$199,961		$1,154,022

Liabilities and equity
Deposits	$66,391	$71,608	$71,853	$47,931	$36,380	$47,461	$69,370	$22,275	$330,581		$763,850
Personal	9,345	11,489	14,255	12,718	9,580	11,649	10,372	937	143,536		223,881
Non-personal	57,046	60,119	57,598	35,213	26,800	35,812	58,998	21,338	187,045		539,969
Financial instruments designated at fair value through profit or loss	51	331	760	786	454	3,960	1,845	4,807	–		12,994
Acceptances	18,012	2,897	429	31	20	–	–	–	–		21,389
Obligations related to securities sold short	930	937	1,005	533	52	2,251	5,450	6,470	14,811		32,439
Derivative financial instruments	2,404	4,387	1,748	2,148	3,953	7,918	6,762	13,819	–		43,139
Obligations related to securities sold under repurchase agreements and securities lent	136,144	5,596	1,279	–	–	–	–	–	–		143,019
Subordinated debentures	–	–	–	–	–	–	–	7,295	–		7,295
Other liabilities	253	2,226	1,725	1,431	1,669	4,187	8,480	7,650	32,415		60,036
Total equity	–	–	–	–	–	–	–	–	69,861		69,861
Total liabilities and equity	$224,185	$87,982	$78,799	$52,860	$42,528	$65,777	$91,907	$62,316	$447,668		$1,154,022

Off-balance sheet commitments
Credit commitments(3)	$3,602	$10,437	$15,872	$15,132	$11,597	$28,585	$108,923	$17,243	$–		$211,391
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,511		36,511
Outsourcing obligations	18	36	52	52	45	170	–	–	1		374
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

34    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2019
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$35,392	$696	$462	$239	$181	$426	$796	$685	$11,552		$50,429
Trading assets	4,519	6,856	5,349	2,646	2,486	7,280	19,849	16,474	62,029		127,488
Securities purchased under resale agreements and securities borrowed	92,411	26,942	8,859	2,483	483	–	–	–	–		131,178
Derivative financial instruments	2,145	3,363	1,219	1,692	1,748	6,556	5,841	15,555	–		38,119
Investment securities – FVOCI	4,347	4,967	5,157	4,730	1,487	10,887	14,995	11,587	1,561		59,718
Investment securities – amortized cost	298	723	1,512	869	1,159	6,917	3,399	6,968	–		21,845
Investment securities – FVTPL	–	–	–	–	–	–	–	–	796		796
Loans	37,312	31,178	34,801	34,026	31,746	88,939	229,317	44,620	60,544		592,483
Residential mortgages	3,432	5,980	12,031	15,555	13,318	49,618	134,923	30,921	2,391	(1)	268,169
Personal loans	4,097	2,652	3,752	3,711	3,525	12,667	23,556	5,737	38,934		98,631
Credit cards	–	–	–	–	–	–	–	–	17,788		17,788
Business and government	29,783	22,546	19,018	14,760	14,903	26,654	70,838	7,962	6,508	(2)	212,972
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,077)		(5,077)
Customers’ liabilities under acceptances	12,072	1,486	297	27	14	–	–	–	–		13,896
Other assets	–	–	–	–	–	–	–	–	50,209		50,209
Total assets	$188,496	$76,211	$57,656	$46,712	$39,304	$121,005	$274,197	$95,889	$186,691		$1,086,161

Liabilities and equity
Deposits	$73,415	$59,827	$60,036	$51,468	$35,723	$45,624	$69,082	$18,219	$319,996		$733,390
Personal	9,486	11,138	14,479	12,287	12,380	11,277	11,257	562	141,934		224,800
Non-personal	63,929	48,689	45,557	39,181	23,343	34,347	57,825	17,657	178,062		508,590
Financial instruments designated at fair value through profit or loss	229	410	398	829	826	4,028	1,844	3,671	–		12,235
Acceptances	12,077	1,486	297	27	14	–	–	–	–		13,901
Obligations related to securities sold short	892	871	704	305	422	1,771	5,626	6,658	13,155		30,404
Derivative financial instruments	2,210	4,374	1,859	1,621	1,956	8,659	6,437	13,106	–		40,222
Obligations related to securities sold under repurchase agreements and securities lent	114,864	5,496	2,930	793	–	–	–	–	–		124,083
Subordinated debentures	–	–	–	–	–	–	–	7,252	–		7,252
Other liabilities	3,410	1,581	1,154	871	964	3,821	6,452	5,952	30,277		54,482
Total equity	–	–	–	–	–	–	–	–	70,192		70,192
Total liabilities and equity	$207,097	$74,045	$67,378	$55,914	$39,905	$63,903	$89,441	$54,858	$433,620		$1,086,161

Off-balance sheet commitments
Operating leases	$38	$76	$112	$109	$106	$387	$894	$1,011	$–		$2,733
Credit commitments(3)	4,289	5,264	15,370	16,398	14,745	28,007	119,308	8,493	–		211,874
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,387		36,387
Outsourcing obligations	18	36	52	52	52	173	154	–	1		538
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P. All four credit rating agencies have a stable outlook on the Bank.

There were no changes to the Bank’s credit ratings during the quarter.

Scotiabank First Quarter Report 2020    35

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 53 to 64 of the Bank’s 2019 Annual Report.

Domestic Stability Buffer

In December 2019, OSFI announced a 25 basis point increase to the Domestic Stability Buffer to 2.25% of total risk-weighted assets, effective April 30, 2020. Consequently OSFI’s minimum regulatory capital ratio requirements, including the Domestic Systemically Important Banks (D-SIB) 1.0% surcharge and the Domestic Stability Buffer of 2.25% will increase to 10.25%, 11.75% and 13.75% for CET1, Tier 1 and Total capital ratios, respectively, effective April 30, 2020.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
($ millions)	January 31 2020	October 31 2019
Common Equity Tier 1 capital	$47,804	$46,578
Tier 1 capital	52,437	51,304
Total regulatory capital	61,392	59,850
Risk-weighted assets(1)	$420,694	$421,185
Capital ratios (%):
Common Equity Tier 1 capital ratio	11.4	11.1
Tier 1 capital ratio	12.5	12.2
Total capital ratio	14.6	14.2
Leverage:
Leverage exposures	$1,300,001	$1,230,648
Leverage ratio (%)	4.0	4.2
(1)	As at January 31, 2020 and October 31, 2019, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 11.4% at January 31, 2020, an increase of approximately 30 basis points from the prior quarter, primarily due to the divestitures which closed during the quarter. Strong internal capital generation was partly offset by good organic growth in risk-weighted assets across the Bank. The CET1 ratio was impacted by the adoption of IFRS 16 (10 basis points), the transition to OSFI’s new securitization requirements (8 basis points), the impact from employee pension and post-retirement benefits on accumulated other comprehensive income, and share buybacks under the Bank’s Normal Course Issuer Bid.

The Bank’s Tier 1 and Total capital ratios were 12.5% and 14.6%, respectively, an increase of approximately 30 and 40 basis points from the prior quarter, primarily due to the above noted impacts to the CET1 ratio.

The Bank’s Leverage ratio was 4.0% at January 31, 2020, a decline of approximately 20 basis points from the prior quarter, primarily due to the growth in low risk assets.

As at January 31, 2020, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $47.8 billion, as at January 31, 2020, an increase of approximately $1.2 billion during the quarter. Strong internal capital generation of $1.2 billion and lower regulatory capital deductions of $1.5 billion were partly offset by lower accumulated other comprehensive income of $1.2 billion, excluding the impact from cash flow hedges, and share buybacks net of share issuances of $0.2 billion.

Risk-weighted assets

CET1 risk-weighted assets (RWA) declined during the quarter by $0.5 billion to $420.7 billion, due primarily to the Bank’s divestitures and the net impact from foreign currency translation from a stronger Canadian dollar, partly offset by organic growth in RWA from across all business lines and the impacts from the above noted regulatory changes.

Global Systemically Important Bank (G-SIB) Disclosures

In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a G-SIB in the past year are required to participate in an annual survey.

The G-SIB indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2019, the Bank is not considered to be a G-SIB based on October 31, 2018 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2015. The G-SIB indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.

36    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

As at and for the year ended October 31 ($ millions)(1)
Category(2)	Indicator(2)	2019	2018
Cross-jurisdictional activity	Cross-jurisdictional claims	$504,783	$436,105
	Cross-jurisdictional liabilities	374,593	354,795
Size	Total exposures as defined for use in the Basel III leverage ratio	1,246,407	1,136,860
Interconnectedness	Intra-financial system assets	141,639	126,551
	Intra-financial system liabilities	104,512	87,842
	Securities outstanding	291,126	271,537
Substitutability/financial institution infrastructure	Payments activity	16,822,122	15,055,030
	Assets under custody(3)	291,894	260,260
	Underwritten transactions in debt and equity markets	55,452	51,041
Complexity	Notional amount of over-the-counter derivatives	5,668,590	5,098,803
	Trading, FVTPL, and FVOCI securities	49,699	39,206
	Level 3 assets	941	924
(1)	Disclosures are based on the regulatory definition of consolidation.
(2)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2013).
(3)	Prior period amount has been restated.

Changes in G-SIB Indicators

During 2019, the increase in the intra-financial systems liabilities indicator is mainly from higher deposits due to financial institutions. In addition, the trading, FVTPL, and FVOCI securities indicator increased due primarily to higher equity trading positions to hedge client driven transactions. Other year-over-year changes generally reflect changes in business activity and/or impacts from foreign currency translation.

Normal Course Issuer Bid

On May 30, 2019, the Bank announced that OSFI and the Toronto Stock Exchange have approved a normal course issuer bid (the “2019 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2019 NCIB commenced on June 4, 2019 and terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2019 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2020. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

Under the 2019 NCIB, the Bank has cumulatively repurchased and cancelled approximately 9.8 million common shares at an average price of $72.35 per share.

During the quarter ended January 31, 2020, the Bank repurchased and cancelled approximately 3.6 million common shares at a volume weighted average price of $74.63 per share for a total amount of $268 million.

Common dividend

The Board of Directors, at its meeting on February 24, 2020, approved a dividend of 90 cents per share. This quarterly dividend is payable to shareholders of record as of April 7, 2020 on April 28, 2020.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 168 of the Bank’s 2019 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 83 of the Bank’s 2019 Annual Report).

Total derivative notional amounts were $6,126 billion as at January 31, 2020, compared to $5,930 billion as at October 31, 2019. The quarterly increase was primarily due to an increase in the volume of interest rate contracts. The total notional amount of over-the-counter derivatives was $5,892 billion compared to $5,665 billion as at October 31, 2019, of which $4,163 billion was settled through central counterparties as at January 31, 2020 (October 31, 2019 – $3,968 billion). The credit equivalent amount, after taking master netting arrangements into account, was $30.8 billion, compared to $32.0 billion at October 31, 2019. The decrease was primarily attributable to lower volume of foreign exchange contracts.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 68 of the Bank’s 2019 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Scotiabank First Quarter Report 2020    37

MANAGEMENT’S DISCUSSION & ANALYSIS

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 64 to 66 of the Bank’s 2019 Annual Report.

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities, namely, Halifax Receivables Trust, Trillium Credit Card Trust II and Securitized Term Auto Receivables Trusts. During the quarter, the Bank securitized the following receivables:

•

$638 million of its Canadian credit card receivables were securitized on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. Trillium issued Series 2020-1 senior and subordinated notes to third-party investors. The proceeds of such issuances were used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the noteholders is limited to the purchased co-ownership interest. The sale of such co-ownership interest did not qualify for derecognition, and therefore the receivables continue to be recognized on the Consolidated Statement of Financial Position. As at January 31, 2020, US $489 million ($647 million Canadian dollars) senior and subordinated notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

•

$1,392 million of its Canadian auto loan receivables were securitized through Securitized Term Auto Receivables Trust 2019-CRT (START 2019-CRT), a Bank-sponsored consolidated structured entity. The START entities issue senior and subordinated notes to the Bank and/or third-party investors and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank on a fully serviced basis. Recourse of the noteholders is limited to the receivables. The sale of such receivables do not qualify for derecognition and the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. As at January 31, 2020, US $93 million ($123 million Canadian dollars) subordinated notes issued to third party investors were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The senior and subordinated notes of $1,138 million held by the Bank are eliminated upon consolidation.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.2 billion as at January 31, 2020 (October 31, 2019 – $3.8 billion). As at January 31, 2020, total commercial paper outstanding for these conduits was $2.8 billion (October 31, 2019 – $2.6 billion). Funded assets purchased and held by these conduits as at January 31, 2020, as reflected at original cost, were $2.8 billion (October 31, 2019 – $2.6 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2019.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased by 4% from October 31, 2019. The increase is primarily due to securities lending activities. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $147 million for the three months ended January 31, 2020, compared to $148 million in the previous quarter.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control and business units are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section of the Bank’s 2019 Annual Report, as updated below:

Federal Consumer Protection Framework

Industry consultation continues with the Canadian Bankers Association (CBA) and Department of Finance regarding the interpretation of the new Federal Consumer Protection Framework (Bill C-86). The new consumer protection framework and regulations are expected to be implemented by the fall of 2021, although no date has been formally set.

United Kingdom and European Regulatory Reform

The UK formally left the EU on January 31, 2020. Political agreement has been reached on a transition period, which is expected to extend until December 31, 2020. All EU legislation will continue to apply in the UK during such transition period.

The UK’s exit from the EU may result in significant changes in law(s), which may impact the Bank’s business, financial condition and/or results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the UK and elsewhere in Europe and is developing and revising its contingency plans accordingly.

Basel Committee on Banking Supervision – Finalized Basel III Reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on an output floor of 72.5% and have finalized the remaining Basel III reforms.

38    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

The final Basel III reform package includes: a revised standardized approach for credit risk; revisions to the internal ratings-based approach for credit risk; revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach; a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches; revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches. Implementation of the new Basel III standards will be required in 2022. This includes the Fundamental Review of the Trading Book (FRTB) rules, which represents a delay from 2020. There is a phase-in period for the 72.5% output floor from January 1, 2022 until January 2027.

In July 2018, OSFI issued a discussion paper seeking views from interested stakeholders on its proposed policy direction and its timelines for implementation of the final Basel III reforms in Canada. OSFI supports the changes proposed within the final Basel III reforms and intends to implement them domestically, while also considering the adjustments required to recognize the unique characteristics of the Canadian market, improving risk sensitivity and providing the right incentives, while promoting the safety and soundness of deposit-taking institutions in consideration of level playing field and competitiveness issues. As part of these adjustments, OSFI is considering eliminating the BCBS’ transitional provisions for the output floor, setting the output floor at 72.5% commencing the first quarter of 2022. Responses to the questions raised within the discussion paper were due to OSFI by October 19, 2018.

In July 2019, OSFI announced plans for further consultation of the 2022 domestic implementation of the final Basel III reforms to take place in spring 2020, through OSFI’s publication of its draft Capital Adequacy Requirements (CAR) for credit risk, operational risk and the draft Leverage Requirements Guideline. The Bank plans to participate in the consultation.

The Bank will continue to monitor and prepare for developments impacting regulatory capital requirements.

Regulatory Capital Pillar 3 Disclosure Requirements

In February 2018, the Basel Committee on Banking Supervision (BCBS) issued an update to its Pillar 3 disclosure requirements framework, as the third phase of the Committee’s disclosure project, which builds on the first and second phases, published by the Committee in January 2015 and March 2017, respectively. The third phase is primarily to address changes in disclosure requirements from the Basel III reforms finalized in December 2017, as well as other disclosure requirements related to asset encumbrance, capital distribution constraints, and the scope of disclosure requirements across resolution groups.

The Bank’s supplementary regulatory capital disclosures as at January 31, 2020 meet OSFI’s April 2017 disclosure guideline for the Committee’s first phase of the revised Pillar 3 disclosure requirements. OSFI’s disclosure guidelines for the implementation of the second and third phases of the Committee disclosure project are awaited.

Regulatory Developments Relating to Liquidity

The Net Stable Funding Ratio (NSFR) is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. As part of OSFI’s liquidity framework, a minimum NSFR requirement of 100% was implemented for January 2020. Public disclosure of this ratio is required commencing the first quarter of 2021.

Interest Rate Benchmark Reform

In July 2017, the UK Financial Conduct Authority (FCA), which began regulating the London Interbank Offered Rate (LIBOR) in 2013, announced that after December 31, 2021, it would stop making efforts to sustain the rate. This decision follows regulatory efforts to reform LIBOR and other interbank offered rates, which have been under increased scrutiny due to thinning underlying markets. As the administrator of LIBOR, the FCA, and regulators in other jurisdictions, have urged users of LIBOR to transition away from LIBOR and other interbank offered rates in favour of alternative risk-free rates (RFRs). The UK, Europe, the United States, Japan and Switzerland, have all recommended alternatives to LIBOR, based on either secured or unsecured overnight funding markets.

Some of those alternative rates, such as the Sterling Overnight Index Average (SONIA), the alternative to GBP LIBOR, and the Swiss Average Rate Overnight (SARON), the alternative for CHF LIBOR, were already widely used in those jurisdictions; others, like the Secured Overnight Financing Rate (SOFR), the rate recommended as the alternative to USD LIBOR, was newly introduced in 2018. These rates are inherently different from LIBOR and other interbank offered rates, lacking both a term structure and a credit component. These rate differences add complexity to the transition from LIBOR and other IBORs to their overnight alternatives, and mean that in some markets, such as those based on new rates like SOFR, have been slower to develop. In Canada, the Canadian Overnight Repo Rate (CORRA) has been recommended as the alternative to the Canadian Dollar Offered Rate (CDOR) for both derivative and cash products. Already available in the market, CORRA is currently being enhanced and reformed by its administrator, the Bank of Canada.

The Bank has established an enterprise wide program, aimed at ensuring a smooth transition from LIBOR and other IBORs to RFRs. The program has been focused on identifying and quantifying our exposures to various interest rate benchmarks, providing the capability to trade products referencing alternative RFRs and evaluating our existing contract amendment language in the event LIBOR ceases to exist. The Bank is reviewing contracts that reference IBORs with consideration to those extending past 2021. In addition, the Bank is assessing technology to ensure that it is fit for purpose and the Bank is working on consistent messaging to clients. The Bank’s approach contemplates transition risks as part of a comprehensive program of change to ensure that systems, processes and strategy provides for a smooth transition from the use of legacy rates and supports trading in alternative reference rates.

The International Accounting Standards Board (IASB) has approached the impact of Interest Rate Benchmark Reform on financial reporting in two phases. Phase one addresses issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative RFR; and phase two focuses on issues that might affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The IASB has finalized phase one in September 2019, which was adopted by the Bank effective November 1, 2019. The IASB has started the discussions on phase two and the Bank is closely monitoring these developments.

Use of the Advanced Measurement Approach for Operational Risk Capital

In January 2020, OSFI revised its capital requirements for operational risk in consideration of the final Basel III revisions published by the BCBS in December 2017. Effective Q1 2022, institutions will be required to use the revised Basel III Standardized Approach for operational risk. As noted above, OSFI has plans for further consultation related to the 2022 domestic implementation of the final Basel III reforms which are expected to take place in late spring 2020. OSFI will provide more detail on the expected operational risk capital requirements that will apply, commencing Q1 2022.

In the interim, for fiscal years 2020 and 2021, institutions previously approved for the Basel II Advanced Measurement Approach (AMA) for operational risk capital are to report using the existing Basel II Standardized Approach (TSA).

Scotiabank First Quarter Report 2020    39

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory Developments Relating to Interest Rate Risk

In May 2019, OSFI updated its guidelines on Interest Rate Risk in the Banking Book (“IRRBB”), a risk control framework to identify, assess and manage interest rate risk. The Bank has implemented this quarter, consistent with OSFI’s requirement.

Canadian benchmark rate for qualifying insured mortgages

On February 18, 2020, the Department of Finance Canada announced changes to the minimum qualifying rate for insured mortgages. As a result of a review conducted by the federal financial agencies, it was concluded that the minimum qualifying benchmark rate should be more responsive to changes in market conditions. Effective April 6, 2020, the new benchmark rate will be the weekly median 5-year fixed insured mortgage rate plus 2%, compared to the current benchmark rate of the five-year fixed rate posted by the Domestic Systemically Important Banks (D-SIBs). We are currently assessing the impacts and we will continue to monitor for any further developments.

Metals Investigations

The Commodity Futures Trading Commission (“CFTC”) and the Department of Justice’s Criminal Division are conducting investigations into the Bank’s activities and trading practices in the metals markets and related conduct. The CFTC is also conducting an investigation into the Bank’s practices and processes related to the provision of pre-trade mid-market marks and related conduct. The Bank is responding to requests for information related to these investigations.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2019 as described in Note 3 of the Bank’s 2019 annual consolidated financial statements, except for changes to the accounting for leases resulting from the adoption of IFRS 16 Leases, and changes to the hedge accounting for hedge relationships directly impacted by the Interest Rate Benchmark Reform. These are discussed in Note 3 and 4 of the condensed interim consolidated financial statements.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2019 Annual Report.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2019 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

Global uncertainty remains elevated, in spite of a long-anticipated Phase 1 trade deal between China and the United States. Geopolitical risks are greater than anticipated owing to recent developments in the Middle East, and the coronavirus is causing severe, though likely temporary, economic disruptions in China, which are showing signs of spilling into other countries.

Against this background, economic activity in Canada and the United States generally remains solid, though below trend. In Canada, employment growth remains very strong, with the unemployment rate at its lowest level in over 45 years. While business activity continues to be restrained by global uncertainty, and household spending is muted in light of high debt-service costs, the sharply undersupplied housing market, combined with multi-decade highs in population growth, are resulting in remarkable strength in the housing markets in many parts of the country. This is expected to continue through 2020. With slightly below-trend growth, the Bank of Canada is likely to cut interest rates by 50 basis points by the end of summer in order to ensure that inflation remains at target.

In the United States, 2020 growth is slowing relative to 2019, but that’s largely because the economy will no longer benefit from the 2018 fiscal stimulus package. As in Canada, uncertainty is restraining business activity, but U.S. consumer spending is quite robust. The Federal Reserve may cut interest rates one more time in coming months.

Though the full impact of the coronavirus is yet to be felt, it is clear that this is having major economic impacts in China and elsewhere, while also affecting firms reliant on Chinese industry as inputs in their manufacturing process. Financial markets have also been affected, with oil prices reacting particularly strongly. With aggressive containment measures deployed around the world, it is likely that the outbreak will be under control shortly, and that economic activity and markets will rebound once it does.

There is yet no evidence to suggest the coronavirus is having a material impact in the Pacific Alliance Countries, where the outlook generally remains stronger than in advanced economies. Important political changes are underway in some countries which have the potential to substantially strengthen the outlook, though the transition is not without risks. Moving forward with ambitious reform agendas will further increase opportunities in some countries, though this will be more challenging in Mexico, where the business community has struggled with some aspects of the reform process.

40    Scotiabank First Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at January 31, 2020	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion feature
Common shares(2)		$18,248		$0.90		1,213,154	n/a
Preferred shares
Preferred shares Series 30(3)		154		0.113750		6,143	Series 31
Preferred shares Series 31(3)		111		0.166480		4,457	Series 30
Preferred shares Series 32(3)		279		0.128938		11,162	Series 33
Preferred shares Series 33(3)		130		0.187672		5,184	Series 32
Preferred shares Series 34(3)(4)		350		0.343750		14,000	Series 35
Preferred shares Series 36(3)(4)		500		0.343750		20,000	Series 37
Preferred shares Series 38(3)(4)		500		0.303125		20,000	Series 39
Preferred shares Series 40(3)(4)		300		0.303125		12,000	Series 41

Additional Tier 1 securities	Amount ($ millions)		Distribution(5)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(6)		$750		$28.25		5.650	750
Subordinated additional Tier 1 capital securities (NVCC)(4)(7)	US$	1,250	US$	23.25		4.650	1,250

NVCC Subordinated debentures(4)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025						750	3.37
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89
Subordinated debentures due July 2029						1,500	2.84

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)							12,420
(1)

Dividends on common shares are paid quarterly, if and when declared. Dividends declared as at February 25, 2020. The Board of Directors, at its meeting on February 24, 2020, approved a dividend of 90 cents per share payable to shareholders of record as of April 7, 2020 on April 28, 2020.

(2)	As at February 14, 2020, the number of outstanding common shares and options were 1,212,585 thousand and 12,390 thousand, respectively.
(3)

These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2019 Annual Report for further details.

(4)

These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2019 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated additional Tier 1 capital securities (Note 24) and NVCC Preferred Shares (Note 24). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, and NVCC preferred shares as at January 31, 2020 would be 2,815 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(5)	Semi-annually per face amount of $1,000 or US$1,000, as applicable.
(6)	These securities have exchange features. Refer to Table 27 in the Bank’s 2019 Annual Report for further details.
(7)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2019 Annual Report.

Scotiabank First Quarter Report 2020    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

43	Condensed Interim Consolidated Financial Statements

48	Notes to the Condensed Interim Consolidated Financial Statements

	48	Note 1 - Reporting entity

	48	Note 2 - Basis of preparation

	48	Note 3 - Significant accounting policies

	50	Note 4 - Transition to IFRS 16

	50	Note 5 - Future accounting developments

	51	Note 6 - Cash and deposits with financial institutions

	51	Note 7 - Investment securities

	52	Note 8 - Loans, impaired loans and allowance for credit losses

	58	Note 9 - Derecognition of financial assets

59	Note 10 - Investments in associates

59	Note 11 - Deposits

60	Note 12 - Capital and financing transactions

60	Note 13 - Capital management

60	Note 14 - Share-based payments

60	Note 15 - Employee benefits

61	Note 16 - Operating segments

63	Note 17 - Interest income and expense

63	Note 18 - Earnings per share

63	Note 19 - Financial instruments

69	Note 20 - Corporate income taxes

69	Note 21 - Divestitures

42    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2020	October 31 2019
Assets
Cash and deposits with financial institutions	6	$69,291	$46,720
Precious metals		3,616	3,709
Trading assets
Securities		128,071	112,664
Loans		15,815	13,829
Other		845	995
		144,731	127,488
Securities purchased under resale agreements and securities borrowed		146,432	131,178
Derivative financial instruments		43,083	38,119
Investment securities	7	78,003	82,359
Loans
Residential mortgages	8	268,670	268,169
Personal loans	8	96,703	98,631
Credit cards	8	17,715	17,788
Business and government	8	214,212	212,972
		597,300	597,560
Allowance for credit losses	8(c)	5,021	5,077
		592,279	592,483
Other
Customers’ liability under acceptances, net of allowance		21,364	13,896
Property and equipment(1)		6,103	2,669
Investments in associates	10	2,327	5,614
Goodwill and other intangible assets		17,191	17,465
Deferred tax assets		1,718	1,570
Other assets		27,884	22,891
		76,587	64,105
Total assets		$1,154,022	$1,086,161
Liabilities
Deposits
Personal	11	$223,881	$224,800
Business and government	11	488,658	461,851
Financial institutions	11	51,311	46,739
		763,850	733,390
Financial instruments designated at fair value through profit or loss		12,994	12,235
Other
Acceptances		21,389	13,901
Obligations related to securities sold short		32,439	30,404
Derivative financial instruments		43,139	40,222
Obligations related to securities sold under repurchase agreements and securities lent		143,019	124,083
Subordinated debentures		7,295	7,252
Other liabilities(1)		60,036	54,482
		307,317	270,344
Total liabilities		1,084,161	1,015,969
Equity
Common equity
Common shares	12	18,248	18,264
Retained earnings		45,418	44,439
Accumulated other comprehensive income (loss)		(543)	570
Other reserves		362	365
Total common equity		63,485	63,638
Preferred shares and other equity instruments		3,884	3,884
Total equity attributable to equity holders of the Bank		67,369	67,522
Non-controlling interests in subsidiaries		2,492	2,670
Total equity		69,861	70,192
Total liabilities and equity		$1,154,022	$1,086,161
(1)	The amounts for the period ended January 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Note 3 and 4).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2020    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2020	October 31 2019	January 31 2019
Revenue Interest income(1)
Loans		$7,387	$7,371	$7,091
Securities		550	562	516
Securities purchased under resale agreements and securities borrowed		99	106	130
Deposits with financial institutions		200	213	254
	17	8,236	8,252	7,991
Interest expense
Deposits		3,329	3,477	3,335
Subordinated debentures		70	83	61
Other(2)		445	356	321
	17	3,844	3,916	3,717
Net interest income		4,392	4,336	4,274
Non-interest income
Card revenues		265	245	244
Banking services fees		441	473	433
Credit fees		340	345	324
Mutual funds		495	476	447
Brokerage fees		224	226	216
Investment management and trust		251	263	257
Underwriting and other advisory		164	146	92
Non-trading foreign exchange		185	161	160
Trading revenues		486	376	329
Net gain on sale of investment securities		41	125	22
Net income from investments in associated corporations		91	161	129
Insurance underwriting income, net of claims		149	158	184
Other fees and commissions		188	221	252
Other		429	256	241
		3,749	3,632	3,330
Total revenue		8,141	7,968	7,604
Provision for credit losses		926	753	688
		7,215	7,215	6,916
Non-interest expenses
Salaries and employee benefits		2,295	2,115	2,164
Premises and technology(2)		610	712	696
Depreciation and amortization(2)		399	271	248
Communications		109	118	109
Advertising and business development		133	174	139
Professional		185	243	218
Business and capital taxes		141	126	137
Other		546	552	460
		4,418	4,311	4,171
Income before taxes		2,797	2,904	2,745
Income tax expense	20	471	596	498
Net income		$2,326	$2,308	$2,247
Net income attributable to non-controlling interests in subsidiaries		39	107	111
Net income attributable to equity holders of the Bank		$2,287	$2,201	$2,136
Preferred shareholders and other equity instrument holders		25	64	29
Common shareholders		$2,262	$2,137	$2,107
Earnings per common share (in dollars)
Basic	18	$1.86	$1.76	$1.72
Diluted	18	1.84	1.73	1.71
Dividends paid per common share (in dollars)		0.90	0.90	0.85
(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $8,115 for the quarter ended January 31, 2020 (October 31, 2019 – $8,146; January 31, 2019 – $7,923).

(2)	The amounts for the period ended January 31, 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated (refer to Notes 3 and 4).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

44    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2020	October 31 2019	January 31 2019
Net income	$2,326	$2,308	$2,247
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,186)	(966)	805
Net gains (losses) on hedges of net investments in foreign operations	229	82	(184)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	1	19	7
Net gains (losses) on hedges of net investments in foreign operations	60	22	(48)
	(1,018)	(925)	662
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	174	163	443
Reclassification of net (gains) losses to net income	(75)	(217)	(371)
Income tax expense (benefit):
Net gains (losses) in fair value	72	28	125
Reclassification of net (gains) losses to net income	(25)	(50)	(110)
	52	(32)	57
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	227	618	721
Reclassification of net (gains) losses to net income	(122)	(481)	(374)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	67	155	191
Reclassification of net (gains) losses to net income	(37)	(119)	(101)
	75	101	257
Other comprehensive income (loss) from investments in associates	(27)	21	19
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(358)	75	(460)
Income tax expense (benefit)	(93)	22	(119)
	(265)	53	(341)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	54	36	31
Income tax expense (benefit)	18	6	8
	36	30	23
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(12)	18	30
Income tax expense (benefit)	(3)	5	8
	(9)	13	22
Other comprehensive income (loss) from investments in associates	(7)	(7)	(3)
Other comprehensive income (loss)	(1,163)	(746)	696
Comprehensive income	$1,163	$1,562	$2,943
Comprehensive income (loss) attributable to non-controlling interests	(38)	(22)	212
Comprehensive income attributable to equity holders of the Bank	1,201	1,584	2,731
Preferred shareholders and other equity instrument holders	25	64	29
Common shareholders	$1,176	$1,520	$2,702

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2020    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192
Net income	–	2,262	–	–	–	–	–	–	2,262	25	2,287	39		2,326
Other comprehensive income (loss)	–	–	(941)	52	39	75	(311)	–	(1,086)	–	(1,086)	(77)		(1,163)
Total comprehensive income	$–	$2,262	$(941)	$52	$39	$75	$(311)	$–	$1,176	$25	$1,201	$(38)		$1,163
Shares issued	38	–	–	–	–	–	–	(6)	32	–	32	–		32
Shares repurchased/redeemed	(54)	(214)	–	–	–	–	–	–	(268)	–	(268)	–		(268)
Dividends and distributions paid to equity holders	–	(1,092)	–	–	–	–	–	–	(1,092)	(25)	(1,117)	(30)		(1,147)
Share-based payments(3)	–	–	–	–	–	–	–	3	3	–	3	–		3
Other	–	23	–	–	(27)	–	–	–	(4)	–	(4)	(110	)(4)	(114)
Balance as at January 31, 2020	$18,248	$45,418	$(141)	$89	$(43)	$725	$(1,173)	$362	$63,485	$3,884	$67,369	$2,492		$69,861

Balance as at October 31, 2018	$18,234	$41,414	$1,441	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680
Cumulative effect of adopting IFRS 15	–	(58)	–	–	–	–	–	–	(58)	–	(58)	–		(58)
Balance as at November 1, 2018	$18,234	$41,356	$1,441	$(68)	$(126)	$(121)	$(134)	$404	$60,986	$4,184	$65,170	$2,452		$67,622
Net income	–	2,107	–	–	–	–	–	–	2,107	29	2,136	111		2,247
Other comprehensive income (loss)	–	–	562	57	20	257	(301)	–	595	–	595	101		696
Total comprehensive income	$–	$2,107	$562	$57	$20	$257	$(301)	$–	$2,702	$29	$2,731	$212		$2,943
Shares issued	110	–	–	–	–	–	–	(17)	93	–	93	–		93
Shares repurchased/redeemed	(48)	(186)	–	–	–	–	–	–	(234)	(300)	(534)	–		(534)
Dividends and distributions paid to equity holders	–	(1,041)	–	–	–	–	–	–	(1,041)	(29)	(1,070)	(31)		(1,101)
Share-based payments(3)	–	–	–	–	–	–	–	4	4	–	4	–		4
Other	–	–	–	–	–	–	–	15	15	–	15	124	(4)	139
Balance as at January 31, 2019	$18,296	$42,236	$2,003	$(11)	$(106)	$136	$(435)	$406	$62,525	$3,884	$66,409	$2,757		$69,166
(1)	Includes undistributed retained earnings of $61 (January 31, 2019 – $62) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 14).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

46    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2020(1)	January 31 2019
Cash flows from operating activities
Net income	$2,326	$2,247
Adjustment for:
Net interest income	(4,392)	(4,274)
Depreciation and amortization	399	248
Provision for credit losses	926	688
Equity-settled share-based payment expense	3	4
Net gain on sale of investment securities	(41)	(22)
Net (gain)/loss on divestitures	(262)	–
Net income from investments in associated corporations	(91)	(129)
Income tax expense	471	498
Changes in operating assets and liabilities:
Trading assets	(16,913)	(6,202)
Securities purchased under resale agreements and securities borrowed	(14,576)	(23,996)
Loans	(6,903)	(10,578)
Deposits	36,790	12,320
Obligations related to securities sold short	1,880	(645)
Obligations related to securities sold under repurchase agreements and securities lent	18,234	15,175
Net derivative financial instruments	(1,830)	4,199
Other, net	(2,585)	(4,620)
Dividends received	196	95
Interest received	8,332	8,043
Interest paid	(4,135)	(3,703)
Income tax paid	(616)	(957)
Net cash from/(used in) operating activities	17,213	(11,609)
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(24,526)	10,453
Purchase of investment securities	(15,261)	(17,693)
Proceeds from sale and maturity of investment securities	19,262	19,007
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	3,807	–
Property and equipment, net of disposals	(95)	(17)
Other, net	(282)	(214)
Net cash from/(used in) investing activities	(17,095)	11,536
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	1,750
Redemption of preferred shares	–	(300)
Proceeds from common shares issued	38	110
Common shares purchased for cancellation	(268)	(234)
Cash dividends and distributions paid	(1,117)	(1,070)
Distributions to non-controlling interests	(30)	(31)
Payment of lease liabilities	(88)	–
Other, net	692	580
Net cash from/(used in) financing activities	(773)	805
Effect of exchange rate changes on cash and cash equivalents	(16)	70
Net change in cash and cash equivalents	(671)	802
Cash and cash equivalents at beginning of period(2)	10,904	8,997
Cash and cash equivalents at end of period(2)	$10,233	$9,799
(1)	The amounts for the period ended January 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Notes 3 and 4).
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2020    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2019.

The condensed interim consolidated financial statements for the quarter ended January 31, 2020 have been approved by the Board of Directors for issue on February 25, 2020.

Certain comparative amounts have been restated to conform with the basis of presentation in the current period.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2019.

Except for the changes described below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2019 as described in Note 3 of the Bank’s 2019 annual consolidated financial statements.

Leases

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

The Bank recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date.

48    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Asset

A ROU is an asset that represents a lessee’s right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, and any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received, and estimated decommissioning costs.

The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.

Liability

At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate. The Bank’s discount rate is based on the borrowing rate on its debt of different maturities that match the term of the lease. The discount rate is also dependent on the Bank’s credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. Interest expense is recorded in “Interest expense – Other” in the consolidated statement of income.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Presentation

The Bank presents ROU assets in “Property and equipment” and lease liabilities in “Other liabilities” in the Consolidated Statement of Financial Position.

Sale and lease back transactions

Where the Bank enters into a sale-and-leaseback transaction (as the seller-lessee) which is deemed a sale, the Bank derecognizes the asset, applies the lessee accounting model to the leaseback and measures the ROU asset at cost. The gain/loss recognized on this transaction is recorded in other non-interest income in the Consolidated Statement of Income. Where the transfer is not deemed a sale, the Bank continues to recognize the underlying asset and recognizes a financial liability for any amount received from the buyer-lessor.

Short-term leases and leases of low-value assets

The Bank has elected not to recognize ROU assets and lease liabilities for short-term leases of assets that have a lease term of 12 months or less and leases of low-value assets. The Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.

Determining lease term

The Bank’s expectation of exercising the option to renew a lease is determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment requires a significant level of judgement as it is based on current expectations of future decisions.

The Bank considers the following criteria when determining whether it has an economic incentive that makes it reasonably certain to exercise an option: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.

Hedging Relationships Directly Impacted by Interest Rate Benchmark Reform

On September 26, 2019, the IASB issued amendments to IAS 39 and IFRS 7 (the “Amendments”) for hedging relationships that are directly impacted by the Interest Rate Benchmark Reform (the “Reform”).

The Amendments provide temporary relief for certain aspects of hedge accounting, in order to address uncertainties arising from the Reform with respect to:

a) the interest rate benchmark designated as a hedged risk; and/or

b) the timing or the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument.

The Amendments are mandatorily effective as at November 1, 2020 for the Bank, and will continue to apply up to the point where such uncertainties are eliminated.

The Bank designates certain derivative and non-derivative instruments in hedge accounting relationships, and currently applies the hedge accounting requirements of IAS 39 and related disclosure requirements of IFRS 7.

The Bank early adopted the Amendments to IAS 39 and IFRS 7 effective November 1, 2019, as permitted by the standard. Consequently, hedging relationships and balances outstanding as at November 1, 2019, and those designated thereafter, that are directly affected by the Reform, would be subject to the accounting and disclosure requirements of the Amendments on a retrospective basis.

For aspects of hedge accounting not covered by the Amendments and hedges that are not directly impacted by the Reform, the accounting policies as described in Note 3 of the Bank’s consolidated financial statements in the 2019 Annual Report continue to apply.

Assessment of Hedge Effectiveness

Under IAS 39, the Bank formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an 80-125% range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment).

Scotiabank First Quarter Report 2020    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In assessing prospective hedge effectiveness for a hedge relationship directly impacted by the Reform, the Bank will assume that the benchmark interest rate is not altered as a result of the Reform.

In instances of assessing retrospective hedge effectiveness where a hedge relationship directly impacted by the Reform fall outside of the 80-125% range, the Bank will continue hedge accounting as long as other hedge accounting requirements are met.

Requirements Specific to Cash Flow Hedges

For the Bank’s cash flow hedges of forecasted transactions that are directly affected by the Reform, it is assumed that the benchmark interest rate will not be altered as a result of the Reform for purposes of assessing whether the transactions are highly probable or whether the transactions are still expected to occur.

Summary of Exposures

Currently, the Bank’s hedge relationships referencing USD LIBOR, EURIBOR and GBP LIBOR, and extending beyond December 31, 2021 are viewed to be directly impacted by the Reform and thus subject to the requirements of the Amendments.

The following table summarizes the Bank’s hedging derivatives as at November 1, 2019 relating to hedges directly impacted by the Reform:

As at November 1, 2019 ($ billions)
Interest Rate Benchmark Index	Notional of Hedging Derivatives Maturing after December 2021
USD LIBOR	81.4
EURIBOR	25.9
GBP LIBOR	3.3
Total	110.6

The specific interest rate benchmarks affected by the Reform, as well as the pace and timing at which markets transition away from the existing IBOR benchmark rate to an alternative benchmark rate, will vary across different rates, jurisdictions and product types. As such, the Bank is applying its best judgement to analyze market expectations, in order to identify the interest rate benchmarks and related hedges impacted by the Reform.

IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 which became effective for the Bank beginning November 1, 2019 clarifies the accounting for uncertainties over income taxes. The interpretation provides guidance on how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not have a significant impact on the Bank’s consolidated financial statements.

4.	Transition to IFRS 16

On November 1, 2019, the Bank adopted IFRS 16 Leases. The new standard replaces the previous standard IAS 17 Leases. IFRS 16 results in lessees accounting for most leases within the scope of the standard in a manner similar to the way in which finance leases were accounted for under IAS 17. Lessor accounting remains largely unchanged under IFRS 16.

IFRS 16 applies to all leases with the exception of assets within the scope of IAS 38 Intangible assets. IFRS 16 requires lessees to recognize a right-of-use (“ROU”) asset and a corresponding financial liability on the balance sheet. The ROU asset will be amortized over the length of the lease, and the financial liability measured at amortized cost.

Transition Adjustment

The Bank applied IFRS 16 on a modified retrospective approach and took advantage of the option not to restate comparative periods.

The Bank applied the following transition options available under the modified retrospective approach:

•	Measure the ROU asset at the date of initial application as equal to lease liability adjusted by any prepaid or accrued lease payments.

•	Not apply IFRS 16 to operating leases with a remaining lease term of less than 12 months (short-term leases) or low value assets.

•	Not apply IFRS 16 to leases of intangible assets.

The Bank adopted IFRS 16 as at November 1, 2019 using a modified retrospective approach, this increased “Property and Equipment” by $3,620 million (being the net increase in ROU assets) and “Other liabilities” by $3,648 million from recognized lease liabilities. The difference between the increase in ROU assets and lease liabilities was due primarily to tenant inducements for properties rented by the Bank. There was no impact on opening shareholders’ equity. The amount of the lease liabilities above differed from the amount of operating lease commitments disclosed in Note 35(c) to the Consolidated Financial Statements in the 2019 Annual Report due mainly to an increase related to renewal options reasonably certain to be exercised partially offset by operating lease commitments for contracts not yet commenced and the effects of discounting the lease liabilities. The Bank used its incremental borrowing rate as of November 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate used is 3.5%.

5.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2019 Annual Report.

50    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2020		October 31 2019
Cash and non-interest-bearing deposits with financial institutions	$10,233		$10,904
Interest-bearing deposits with financial institutions	59,058		35,816
Total	$69,291	(1)	$46,720	(1)
(1)	Net of impairment allowances of $2 (October 31, 2019–$3).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $9,788 million (October 31, 2019–$9,401 million) and are included above.

7.	Investment securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	January 31 2020	October 31 2019
Debt investment securities measured at FVOCI	$54,292	$58,157
Debt investment securities measured at amortized cost	20,739	21,845
Equity investment securities designated at FVOCI	1,481	1,561
Investment securities measured at FVTPL	1,491	796
Total investment securities	$78,003	$82,359

(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at January 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$10,084	$252	$4	$10,332
Canadian provincial and municipal debt	2,728	47	2	2,773
U.S. treasury and other U.S. agency debt	18,543	434	3	18,974
Other foreign government debt	20,712	110	11	20,811
Other debt	1,374	28	–	1,402
Total	$53,441	$871	$20	$54,292

As at October 31, 2019 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,176	$216	$11	$12,381
Canadian provincial and municipal debt	3,203	42	4	3,241
U.S. treasury and other U.S. agency debt	19,527	384	22	19,889
Other foreign government debt	20,543	87	19	20,611
Other debt	2,012	24	1	2,035
Total	$57,461	$753	$57	$58,157

(b) Debt investment securities measured at amortized cost

	As at
	January 31, 2020		October 31, 2019
($ millions)	Fair value	Carrying value(1)	Fair value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$7,286	$7,276	$7,575	$7,580
U.S. treasury and other U.S. agency debt	8,738	8,599	9,419	9,279
Other foreign government debt	2,003	1,992	1,979	1,970
Corporate debt	2,885	2,872	3,027	3,016
Total	$20,912	$20,739	$22,000	$21,845
(1)	Balances are net of impairment allowances of nil (October 31, 2019–nil).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Equity investment securities designated as at fair value through other comprehensive income (FVOCI)

The Bank has designated certain equity securities at FVOCI shown in the following table as these instruments are held for strategic purposes.

As at January 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$20	$–	$4	$16
Common shares	1,255	228	18	1,465
Total	$1,275	$228	$22	$1,481

As at October 31, 2019 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$146	$–	$53	$93
Common shares	1,262	223	17	1,468
Total	$1,408	$223	$70	$1,561

Dividend income earned on equity securities designated at FVOCI of $17 million for the quarter ended January 31, 2020 (October 31, 2019–$14 million; January 31, 2019 – $10 million) has been recognized in interest income.

During the quarter ended January 31, 2020, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $342 million (October 31, 2019–$63 million; January 31, 2019 – $106 million) and this has resulted in a loss of $20 million (October 31, 2019–$18 million gain; January 31, 2019 – $2 million gain). During the quarter, the Bank has transferred realized gains of $30 million related to equity securities held in the divested entity from AOCI to retained earnings.

8.	Loans, impaired loans and allowance for credit losses

(a) Loans at amortized cost

	As at
	January 31, 2020			October 31, 2019
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$268,670	$639	$268,031	$268,169	$680	$267,489
Personal loans	96,703	2,090	94,613	98,631	2,065	96,566
Credit cards	17,715	1,244	16,471	17,788	1,255	16,533
Business and government	214,212	1,048	213,164	212,972	1,077	211,895
Total	$597,300	$5,021	$592,279	$597,560	$5,077	$592,483

(b) Impaired loans(1)(2)

	As at
	January 31, 2020			October 31, 2019
($ millions)	Gross impaired loans	Allowance for credit losses	Net	Gross impaired loans	Allowance for credit losses	Net
Residential mortgages	$1,614	$288	$1,326	$1,830	$325	$1,505
Personal loans	1,124	593	531	1,094	591	503
Credit cards	–	–	–	–	–	–
Business and government	2,032	656	1,376	2,211	679	1,532
Total	$4,770	$1,537	$3,233	$5,135	$1,595	$3,540
By geography:
Canada	$1,241	$384	$857	$1,133	$375	$758
United States	23	4	19	94	5	89
Mexico	528	189	339	485	178	307
Peru	613	309	304	642	332	310
Chile	811	170	641	844	180	664
Colombia	501	139	362	505	151	354
Other international	1,053	342	711	1,432	374	1,058
Total	$4,770	$1,537	$3,233	$5,135	$1,595	$3,540
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2020 was $11 (October 31, 2019 – $12).
(2)	Additional interest income of approximately $81 would have been recorded if the above loans had not been classified as impaired (October 31, 2019–$92).

52    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Allowance for credit losses

Key inputs and assumptions

The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.

Multiple forward-looking scenarios

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios. Starting Q1, 2020 the Bank added a more severe pessimistic scenario. The base case represents the best estimate of future outcomes in the macroeconomic environment and is therefore the most heavily weighted scenario. The optimistic and the two pessimistic alternative scenarios reflect deviations from the base case.

The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

Allowance for credit losses
($ millions)	Balance as at October 31, 2019	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2020
Residential mortgages	$680	$50	$(23)	$(68)	$639
Personal loans	2,065	463	(410)	(28)	2,090
Credit cards	1,255	303	(304)	(10)	1,244
Business and government	1,139	110	(90)	(46)	1,113
	$5,139	$926	$(827)	$(152)	$5,086
Presented as:
Allowance for credit losses on loans	$5,077				$5,021
Allowance for credit losses on acceptances(1)	6				15
Allowance for credit losses on off-balance sheet exposures(2)	56				50
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at October 31, 2018	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2019
Residential mortgages	$678	$32	$(18)	$17	$709
Personal loans	2,109	366	(408)	44	2,111
Credit cards	1,213	225	(257)	31	1,212
Business and government	1,147	62	(49)	(3)	1,157
	$5,147	$685	$(732)	$89	$5,189
Presented as:
Allowance for credit losses on loans	$5,065				$5,111
Allowance for credit losses on acceptances(1)	8				9
Allowance for credit losses on off-balance sheet exposures(2)	74				69
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at January 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$133	$218	$288	$639
Personal loans	619	878	593	2,090
Credit cards	407	837	–	1,244
Business and government	160	236	652	1,048
Total(1)	$1,319	$2,169	$1,533	$5,021
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $74.

Scotiabank First Quarter Report 2020    53

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2019
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$126	$229	$325	$680
Personal loans	609	865	591	2,065
Credit cards	424	831	–	1,255
Business and government	153	245	679	1,077
Total(1)	$1,312	$2,170	$1,595	$5,077
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $68.

	As at January 31, 2019
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$121	$226	$362	$709
Personal loans	596	875	640	2,111
Credit cards	410	802	–	1,212
Business and government	152	249	678	1,079
Total(1)	$1,279	$2,152	$1,680	$5,111
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $88.

54    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at January 31, 2020				As at January 31, 2019
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$126	$229	$325	$680	$112	$206	$360	$678
Provision for credit losses
Remeasurement(1)	(8)	10	14	16	(24)	8	29	13
Newly originated or purchased financial assets	6	–	–	6	23	–	–	23
Derecognition of financial assets and maturities	–	(2)	–	(2)	(1)	(3)	–	(4)
Changes in models and methodologies	7	6	17	30	–	–	–	–
Transfer to (from):
Stage 1	15	(13)	(2)	–	12	(11)	(1)	–
Stage 2	(5)	24	(19)	–	(5)	28	(23)	–
Stage 3	–	(11)	11	–	–	(9)	9	–
Gross write-offs	–	–	(30)	(30)	–	–	(20)	(20)
Recoveries	–	–	7	7	–	–	2	2
Foreign exchange and other movements	(8)	(25)	(35)	(68)	4	7	6	17
Balance at end of period(2)	$133	$218	$288	$639	$121	$226	$362	$709
Personal loans
Balance at beginning of period	$609	$865	$591	$2,065	$578	$887	$644	$2,109
Provision for credit losses
Remeasurement(1)	(142)	151	342	351	(152)	140	304	292
Newly originated or purchased financial assets	98	–	–	98	118	–	–	118
Derecognition of financial assets and maturities	(24)	(27)	–	(51)	(19)	(25)	–	(44)
Changes in models and methodologies	16	33	16	65	–	–	–	–
Transfer to (from):
Stage 1	131	(128)	(3)	–	108	(107)	(1)	–
Stage 2	(51)	68	(17)	–	(46)	66	(20)	–
Stage 3	(1)	(89)	90	–	(1)	(79)	80	–
Gross write-offs	–	–	(476)	(476)	–	–	(480)	(480)
Recoveries	–	–	66	66	–	–	72	72
Foreign exchange and other movements	(17)	5	(16)	(28)	10	(7)	41	44
Balance at end of period(2)	$619	$878	$593	$2,090	$596	$875	$640	$2,111
Credit cards
Balance at beginning of period	$424	$831	$–	$1,255	$401	$812	$–	$1,213
Provision for credit losses
Remeasurement(1)	(75)	123	205	253	(68)	108	170	210
Newly originated or purchased financial assets	46	–	–	46	46	–	–	46
Derecognition of financial assets and maturities	(16)	(15)	–	(31)	(14)	(17)	–	(31)
Changes in models and methodologies	6	29	–	35	–	–	–	–
Transfer to (from):
Stage 1	62	(62)	–	–	69	(69)	–	–
Stage 2	(34)	34	–	–	(32)	32	–	–
Stage 3	–	(78)	78	–	–	(70)	70	–
Gross write-offs	–	–	(361)	(361)	–	–	(312)	(312)
Recoveries	–	–	57	57	–	–	55	55
Foreign exchange and other movements	(6)	(25)	21	(10)	8	6	17	31
Balance at end of period(2)	$407	$837	$–	$1,244	$410	$802	$–	$1,212
Business and government
Balance at beginning of period	$191	$263	$679	$1,133	$173	$291	$675	$1,139
Provision for credit losses
Remeasurement(1)	(15)	9	102	96	(16)	12	69	65
Newly originated or purchased financial assets	39	–	–	39	39	–	–	39
Derecognition of financial assets and maturities	(32)	(7)	(5)	(44)	(27)	(8)	(7)	(42)
Changes in models and methodologies	13	9	–	22	–	–	–	–
Transfer to (from):
Stage 1	8	(8)	–	–	30	(30)	–	–
Stage 2	(3)	3	–	–	(5)	7	(2)	–
Stage 3	(2)	(4)	6	–	–	(2)	2	–
Gross write-offs	–	–	(96)	(96)	–	–	(65)	(65)
Recoveries	–	–	6	6	–	–	16	16
Foreign exchange and other movements	(2)	(16)	(40)	(58)	3	2	(9)	(4)
Balance at end of period including off-balance sheet exposures(2)	$197	$249	$652	$1,098	$197	$272	$679	$1,148
Less: Allowance for credits losses on off-balance sheet exposures(3)	(37)	(13)	–	(50)	(45)	(23)	(1)	(69)
Balance at end of period(2)	$160	$236	$652	$1,048	$152	$249	$678	$1,079
(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $81 (October 31, 2019–$92).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank First Quarter Report 2020    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at January 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$155,542	$435	$–	$155,977	$151,824	$405	$–	$152,229
Low	60,443	425	–	60,868	61,317	489	–	61,806
Medium	14,113	962	–	15,075	14,476	1,059	–	15,535
High	989	2,850	–	3,839	1,404	3,309	–	4,713
Very high	9	1,632	–	1,641	11	1,728	–	1,739
Loans not graded(2)	25,893	3,763	–	29,656	26,497	3,820	–	30,317
Default	–	–	1,614	1,614	–	–	1,830	1,830
Total	$256,989	$10,067	$1,614	$268,670	$255,529	$10,810	$1,830	$268,169
Allowance for credit losses	133	218	288	639	126	229	325	680
Carrying value	$256,856	$9,849	$1,326	$268,031	$255,403	$10,581	$1,505	$267,489
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at January 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$29,983	$78	$–	$30,061	$29,988	$92	$–	$30,080
Low	26,838	259	–	27,097	26,928	263	–	27,191
Medium	8,785	411	–	9,196	8,961	396	–	9,357
High	7,423	3,753	–	11,176	7,472	3,617	–	11,089
Very high	47	1,434	–	1,481	44	1,604	–	1,648
Loans not graded(2)	14,544	2,024	–	16,568	15,973	2,199	–	18,172
Default	–	–	1,124	1,124	–	–	1,094	1,094
Total	$87,620	$7,959	$1,124	$96,703	$89,366	$8,171	$1,094	$98,631
Allowance for credit losses	619	878	593	2,090	609	865	591	2,065
Carrying value	$87,001	$7,081	$531	$94,613	$88,757	$7,306	$503	$96,566
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at January 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,551	$8	$–	$1,559	$1,509	$9	$–	$1,518
Low	2,663	20	–	2,683	2,580	17	–	2,597
Medium	3,719	32	–	3,751	3,688	34	–	3,722
High	3,153	1,459	–	4,612	3,139	1,424	–	4,563
Very high	22	823	–	845	23	735	–	758
Loans not graded(1)	2,753	1,512	–	4,265	3,217	1,413	–	4,630
Default	–	–	–	–	–	–	–	–
Total	$13,861	$3,854	$–	$17,715	$14,156	$3,632	$–	$17,788
Allowance for credit losses	407	837	–	1,244	424	831	–	1,255
Carrying value	$13,454	$3,017	$–	$16,471	$13,732	$2,801	$–	$16,533
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at January 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$78,790	$–	$–	$78,790	$77,614	$1	$–	$77,615
Low	17,982	1	–	17,983	17,787	–	–	17,787
Medium	6,233	88	–	6,321	6,218	80	–	6,298
High	2,401	501	–	2,902	2,408	462	–	2,870
Very high	13	12	–	25	12	64	–	76
Loans not graded(1)	14,585	4,086	–	18,671	11,167	2,673	–	13,840
Default	–	–	–	–	–	–	–	–
Carrying value	$120,004	$4,688	$–	$124,692	$115,206	$3,280	$–	$118,486
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

56    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Business and government loans	As at January 31, 2020				As at October 31, 2019
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$107,546	$1,209	$–	$108,755	$105,033	$1,025	$–	$106,058
Non-investment grade	91,795	6,963	–	98,758	93,117	6,527	–	99,644
Watch list	56	2,508	–	2,564	53	2,957	–	3,010
Loans not graded(2)	2,014	89	–	2,103	1,962	87	–	2,049
Default	–	–	2,032	2,032	–	–	2,211	2,211
Total	$201,411	$10,769	$2,032	$214,212	$200,165	$10,596	$2,211	$212,972
Allowance for credit losses	160	236	652	1,048	153	245	679	1,077
Carrying value	$201,251	$10,533	$1,380	$213,164	$200,012	$10,351	$1,532	$211,895
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at January 31, 2020				As at October 31, 2019
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$175,870	$1,953	$–	$177,823	$176,926	$980	$–	$177,906
Non-investment grade	54,345	3,863	–	58,208	55,238	4,225	–	59,463
Watch list	9	621	–	630	8	774	–	782
Loans not graded(2)	3,214	210	–	3,424	1,808	207	–	2,015
Default	–	–	128	128	–	–	153	153
Total	$233,438	$6,647	$128	$240,213	$233,980	$6,186	$153	$240,319
Allowance for credit losses	37	13	–	50	38	18	–	56
Carrying value	$233,401	$6,634	$128	$240,163	$233,942	$6,168	$153	$240,263
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

(e)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at January 31, 2020				As at October 31, 2019
($ millions)	31-60 days	61-90 days	91 days and greater(2)	Total	31-60 days	61-90 days	91 days and greater(2)	Total
Residential mortgages	$1,101	$525	$–	$1,626	$1,128	$526	$–	$1,654
Personal loans	592	340	–	932	624	330	–	954
Credit cards	261	175	416	852	278	179	417	874
Business and government	149	55	–	204	188	89	–	277
Total	$2,103	$1,095	$416	$3,614	$2,218	$1,124	$417	$3,759
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	January 31 2020	October 31 2019
Unpaid principal balance(1)	$448	$489
Credit related fair value adjustments	(111)	(125)
Carrying value	337	364
Stage 3 allowance	(10)	(9)
Carrying value net related allowance	$327	$355
(1)	Represents principal amount owed net of write-offs.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above program does not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2020(1)	October 31 2019(1)
Assets
Carrying value of residential mortgage loans	$20,881	$20,885
Other related assets(2)	4,370	4,364
Liabilities
Carrying value of associated liabilities	22,726	22,786
(1)

The fair value of the transferred assets is $25,306 (October 31, 2019 – $25,453) and the fair value of the associated liabilities is $25,078 (October 31, 2019 – $25,112) for a net position of $228 (October 31, 2019 – $341).

(2)

These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

During the quarter, the Bank securitized the following receivables:

•

$638 million of the Bank’s Canadian credit card receivables were securitized in January 2020, on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. As at January 31, 2020, US $489 million ($647 million Canadian dollars) Class A senior notes and Class B and Class C subordinated notes were outstanding in respect of Series 2020-1 and included in Deposits- Business and government on the Consolidated Statement of Financial Position. As at January 31, 2020, assets pledged in relation to these notes were credit card receivables, denominated in Canadian dollars, of $689 million.

•

$1,392 million of the Bank’s Canadian auto loan receivables were securitized through Securitized Term Auto Receivables Trust 2019-CRT (START 2019-CRT), a Bank-sponsored consolidated structured entity. As at January 31, 2020, US $93 million ($123 million Canadian dollars) START 2019-CRT subordinated notes that were issued to third party investors were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at January 31, 2020, assets pledged in relation to these notes were Canadian auto loan receivables, denominated in Canadian dollars, of $1,257 million.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2020(1)	October 31 2019(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$123,136	$110,879
Securities lending agreements	57,493	50,300
Total	180,629	161,179
Carrying value of associated liabilities(3)	$143,019	$124,083
(1)

The fair value of transferred assets is $180,629 (October 31, 2019 – $161,179) and the fair value of the associated liabilities is $143,019 (October 31, 2019 – $124,083) for a net position of $37,610 (October 31, 2019 – $37,096).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

58    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					January 31 2020	October 31 2019
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Thanachart Bank Public Company Limited(2)	Thailand	Banking	49.00%	–	$–	$3,554
Canadian Tire’s Financial Services business (CTFS)(3)	Canada	Financial Services	20.00%	December 31, 2019	534	529
Bank of Xi’an Co. Ltd.(4)	China	Banking	17.99%	December 31, 2019	855	815
Maduro & Curiel’s Bank N.V.(5)	Curacao	Banking	48.10%	December 31, 2019	330	327
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)	On December 3, 2019, the Bank completed the sale to reduce its interest in Thanachart Bank Public Company Limited. Refer to Note 21 - Divestitures.
(3)

Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(4)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $1,056 (October 31, 2019 - $1,021).
(5)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2020, these reserves amounted to $61 (October 31, 2019 – $61).

11.	Deposits

	As at
	January 31, 2020						October 31 2019
	Payable on demand(1)		Payable after notice(2)		Payable on a fixed date(3)
($ millions)	Interest- bearing	Non-interest- bearing				Total	Total
Personal	$7,222	$8,076	$128,238		$80,345	$223,881	$224,800
Business and government	104,274	26,263	44,496		313,625	488,658	461,851
Financial institutions	9,233	1,431	1,348		39,299	51,311	46,739
	$120,729	$35,770	$174,082	(4)	$433,269	$763,850	$733,390
Recorded in:
Canada	$91,826	$17,832	$135,674		$267,783	$513,115	$503,158
United States	16,729	40	11,756		67,578	96,103	75,675
United Kingdom	–	–	220		24,612	24,832	20,310
Mexico	10	5,281	6,208		12,346	23,845	23,672
Peru	5,713	108	4,677		7,930	18,428	18,738
Chile	1,519	4,761	126		16,326	22,732	22,714
Colombia	43	637	4,376		4,977	10,033	9,846
Other International	4,889	7,111	11,045		31,717	54,762	59,277
Total(5)	$120,729	$35,770	$174,082		$433,269	$763,850	$733,390
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $136 (October 31, 2019 – $137) of non-interest-bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $279,290 (October 31, 2019 – $250,886), deposits denominated in Chilean pesos amount to $20,641 (October 31, 2019 – $21,021), deposits denominated in Mexican pesos amount to $21,474 (October 31, 2019 – $21,039) and deposits denominated in other foreign currencies amount to $84,144 (October 31, 2019 – $83,837).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2020	$42,739	$33,212	$39,654	$91,334	$18,949	$225,888
As at October 31, 2019	$48,411	$23,797	$43,377	$91,687	$14,616	$221,888
(1)	The majority of foreign term deposits are in excess of $100,000.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Capital and financing transactions

Common shares

Normal Course Issuer Bid

On May 30, 2019, the Bank announced that OSFI and the Toronto Stock Exchange have approved a normal course issuer bid (the “2019 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2019 NCIB commenced on June 4, 2019 and terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2019 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2020. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

Under the 2019 NCIB, the Bank has cumulatively repurchased and cancelled approximately 9.8 million common shares at an average price of $72.35 per share.

During the quarter ended January 31, 2020, the Bank repurchased and cancelled approximately 3.6 million common shares at a volume weighted average price of $74.63 per share for a total amount of $268 million.

13.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
($ millions)	January 31, 2020	October 31, 2019
Capital
Common Equity Tier 1 capital	$47,804	$46,578
Net Tier 1 capital	52,437	51,304
Total regulatory capital	61,392	59,850
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets(1)	$420,694	$421,185
Leverage exposures	1,300,001	1,230,648
Capital ratios
Common Equity Tier 1 capital ratio	11.4%	11.1%
Tier 1 capital ratio	12.5%	12.2%
Total capital ratio	14.6%	14.2%
Leverage ratio	4.0%	4.2%
(1)	As at January 31, 2020 and October 31, 2019, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank substantially exceeded the OSFI minimum capital ratios as at January 31, 2020, including the Domestic Stability Buffer requirement.

14.	Share-based payments

During the quarter, the Bank granted 1,594,016 options with an exercise price of $74.34 per option and a weighted average fair value of $3.81 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year.

The Bank recorded an increase to equity – other reserves of $3 million for the three months ended January 31, 2020 (January 31, 2019 – $4 million) as a result of equity-classified share-based payment expense.

15.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2020	January 31 2019	January 31 2020	January 31 2019
Defined benefit service cost	$91	$76	$13	$7
Interest on net defined benefit (asset) liability	6	(2)	12	13
Other	4	4	2	1
Defined benefit expense	$101	$78	$27	$21
Defined contribution expense	$19	$14	–	n/a
Increase (Decrease) in other comprehensive income related to employee benefits(2)	$(316)	$(395)	$(42)	$(65)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

60    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2019 Annual Report. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•

the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Changes to operating segments effective November 1, 2019

Effective November 1, 2019, Global Wealth Management became a fourth business segment.

The Canadian and International businesses of Global Wealth results that were previously included in Canadian Banking’s and International Banking’s results, respectively, are included in Global Wealth Management results.

The historical comparative segment financial information has been restated to reflect this realignment.

The restated historical segment financial information of Canadian Banking, International Banking and Other did not impact the Bank’s previously reported consolidated financial information.

The aggregate number of cash-generating units (CGUs) for the purposes of goodwill impairment assessment as of November 1, 2019 has increased to 5 (October 31, 2019 – 4 CGUs) with the creation of the new Global Wealth Management CGU (GWM-CGU). This has resulted in the allocation of $3.4 billion of goodwill related to the wealth business from the Canadian Banking CGU to the GWM-CGU. As at November 1, 2019, the Bank has determined that goodwill allocated to GWM-CGU is not impaired.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$2,003	$2,005	$141	$325	$(82)	$4,392
Non-interest income(3)(4)	704	980	1,016	842	207	3,749
Total revenues	2,707	2,985	1,157	1,167	125	8,141
Provision for credit losses	321	580	1	24	–	926
Non-interest expenses	1,233	1,664	737	654	130	4,418
Provision for income taxes	301	159	110	117	(216)	471
Net income	$852	$582	$309	$372	$211	$2,326
Net income attributable to non-controlling interests in subsidiaries	$–	$64	$3	$–	$(28)	$39
Net income attributable to equity holders of the Bank	$852	$518	$306	$372	$239	$2,287
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	$–	$55	$–	$–	$–	$55
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	852	463	306	372	239	2,232
Average assets ($ billions)	$355	$203	$25	$411	$124	$1,118
Average liabilities ($ billions)	$263	$151	$35	$337	$262	$1,048
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $68 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $20; International Banking – $93, Global Wealth Management – $3, and Other– $(25).
(5)	Refer to Note 21 for closed divestitures impacting the current period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended October 31, 2019(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income(3)	$2,027	$2,093	$142	$337	$(263)	$4,336
Non-interest income(4)(5)	656	1,093	1,007	833	43	3,632
Total revenues	2,683	3,186	1,149	1,170	(220)	7,968
Provision for credit losses	247	502	–	4	–	753
Non-interest expenses	1,220	1,688	744	631	28	4,311
Provision for income taxes	318	231	102	130	(185)	596
Net income	$898	$765	$303	$405	$(63)	$2,308
Net income attributable to non-controlling interests in subsidiaries	$–	$86	$4	$–	$17	$107
Net income attributable to equity holders of the Bank	$898	$679	$299	$405	$(80)	$2,201
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(6)	$–	$154	$2	$–	$–	$156
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	898	525	297	405	(80)	2,045
Average assets ($ billions)	$349	$205	$25	$388	$124	$1,091
Average liabilities ($ billions)	$263	$156	$33	$318	$251	$1,021
(1)	Amounts for October 31, 2019 have been restated to reflect the reorganization of the business segments which now include Global Wealth Management.
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $58 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $18; International Banking – $207, Global Wealth Management – $3, and Other – $(67).
(6)	Refer to Note 21 for closed divestitures impacting the current period.

	For the three months ended January 31, 2019(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income(3)	$1,928	$2,045	$143	$372	$(214)	$4,274
Non-interest income(4)(5)	656	1,092	955	703	(76)	3,330
Total revenues	2,584	3,137	1,098	1,075	(290)	7,604
Provision for credit losses	231	470	2	(16)	1	688
Non-interest expenses	1,187	1,635	723	645	(19)	4,171
Provision for income taxes	305	204	96	111	(218)	498
Net income	$861	$828	$277	$335	$(54)	$2,247
Net income attributable to non-controlling interests in subsidiaries	$–	$107	$4	$–	$–	$111
Net income attributable to equity holders of the Bank	$861	$721	$273	$335	$(54)	$2,136
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(6)	$–	$159	$4	$–	$–	$163
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	861	562	269	335	(54)	1,973
Average assets ($ billions)	$334	$194	$25	$364	$116	$1,033
Average liabilities ($ billions)	$248	$150	$30	$297	$239	$964
(1)	Amounts for January 31, 2019 have been restated to reflect the reorganization of the business segments which now include Global Wealth Management.
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $34 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $13; International Banking – $160, Global Wealth Management – $1, and Other – $(45).
(6)	Refer to Note 21 for closed divestitures impacting the current period.

62    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Interest income and expense

	For the three months ended
	January 31, 2020				October 31, 2019			January 31, 2019
($ millions)	Interest income		Interest expense		Interest income		Interest expense	Interest income		Interest expense
Measured at amortized cost(1)	$7,797		$3,777		$7,814		$3,916	$7,570		$3,711
Measured at FVOCI(1)	318		–		332		–	353		–
	8,115		3,777		8,146		3,916	7,923		3,711
Other	121	(2)	67	(3)	106	(2)	–	68	(2)	6
Total	$8,236		$3,844		$8,252		$3,916	$7,991		$3,717
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	The interest on lease liabilities was $30.

18.	Earnings per share

	For the three months ended
($ millions)	January 31 2020	October 31 2019	January 31 2019
Basic earnings per common share
Net income attributable to common shareholders	$2,262	$2,137	$2,107
Weighted average number of common shares outstanding (millions)	1,214	1,218	1,226
Basic earnings per common share(1) (in dollars)	$1.86	$1.76	$1.72
Diluted earnings per common share
Net income attributable to common shareholders	$2,262	$2,137	$2,107
Dilutive impact of share-based payment options and others(2)	27	42	41
Net income attributable to common shareholders (diluted)	$2,289	$2,179	$2,148
Weighted average number of common shares outstanding (millions)	1,214	1,218	1,226
Dilutive impact of share-based payment options and others(2) (millions)	33	42	29
Weighted average number of diluted common shares outstanding (millions)	1,247	1,260	1,255
Diluted earnings per common share(1) (in dollars)	$1.84	$1.73	$1.71
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain tandem stock appreciation rights or options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

19.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2019.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Scotiabank First Quarter Report 2020    63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Exposure at default(1)	As at
	January 31, 2020			October 31 2019
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail
Drawn(2)(3)	$394,821	$61,656	$456,477	$429,655
Undrawn commitments	100,418	3,705	104,123	100,161
Other exposures(4)	107,172	9,489	116,661	110,492
Total non-retail	$602,411	$74,850	$677,261	$640,308
Retail
Drawn(5)	$213,704	$87,942	$301,646	$302,373
Undrawn commitments	50,594	–	50,594	50,843
Total retail	$264,298	$87,942	$352,240	$353,216
Total	$866,709	$162,792	$1,029,501	$993,524
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2019.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2020, 37% (October 31, 2019 – 39%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 54% (October 31, 2019 – 55%).

Retail standardized portfolio

The retail standardized portfolio of $88 billion as at January 31, 2020 (October 31, 2019 – $92 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $45 billion (October 31, 2019 – $47 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).

64    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at January 31, 2020, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $65 million (October 31, 2019 – $64 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at January 31, 2020, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $349 million (October 31, 2019 – $374 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 7.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	January 31, 2020			January 31	October 31	January 31
($ millions)	Average	High	Low	2020	2019	2019
Credit spread plus interest rate	$15.4	$20.4	$11.6	$17.8	$13.8	$9.8
Credit spread	7.6	11.1	6.2	11.1	8.0	6.1
Interest rate	10.7	14.7	6.5	11.7	7.2	7.0
Equities	3.3	7.0	1.8	7.0	3.4	4.2
Foreign exchange	5.9	10.3	2.5	9.1	2.7	2.5
Commodities	2.9	4.0	2.2	3.7	3.1	2.5
Debt specific	3.0	3.4	2.5	3.1	3.3	4.3
Diversification effect	(16.5)	n/a	n/a	(25.0)	(10.9)	(12.3)
Total VaR	$14.0	$18.7	$10.1	$15.7	$15.4	$11.0
Total Stressed VaR	$47.5	$57.8	$34.3	$51.6	$45.9	$34.7

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.

The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value			Cumulative change in fair value(1)
	As at		For the three months ended				As at
($ millions)	January 31 2020	October 31 2019	January 31 2020	October 31 2019	January 31 2019	January 31 2020	October 31 2019	January 31 2019
Liabilities
Senior note liabilities(2)	$12,994	$12,235	$(122)	$(262)	$(176)	$(574)	$(452)	$602
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues.

Scotiabank First Quarter Report 2020    65

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount(1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk(1)
As at January 31, 2020	$12,420	$12,994	$(574)	$(12)	$(67)
As at October 31, 2019	11,783	12,235	(452)	18	(55)
As at January 31, 2019	10,509	9,907	602	30	(36)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2019 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

The following table sets out the fair values of financial instruments of the Bank and excludes non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	January 31, 2020		October 31, 2019
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$69,291	$69,291	$46,720	$46,720
Trading assets	144,731	144,731	127,488	127,488
Securities purchased under resale agreements and securities borrowed	146,432	146,432	131,178	131,178
Derivative financial instruments	43,083	43,083	38,119	38,119
Investment securities–fair value	57,264	57,264	60,514	60,514
Investment securities–amortized cost	20,912	20,739	22,000	21,845
Loans	597,836	592,279	600,155	592,483
Customers’ liability under acceptances	21,364	21,364	13,896	13,896
Other financial assets	20,123	20,123	15,142	15,142
Liabilities:
Deposits	766,067	763,850	735,270	733,390
Financial instruments designated at fair value through profit or loss	12,994	12,994	12,235	12,235
Acceptances	21,389	21,389	13,901	13,901
Obligations related to securities sold short	32,439	32,439	30,404	30,404
Derivative financial instruments	43,139	43,139	40,222	40,222
Obligations related to securities sold under repurchase agreements and securities lent	143,019	143,019	124,083	124,083
Subordinated debentures	7,673	7,295	7,553	7,252
Other financial liabilities	37,906	37,318	38,338	37,713

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered as Level 3.

66    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	January 31, 2020				October 31, 2019
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$3,593	$23	$3,616	$–	$3,709	$–	$3,709
Trading assets
Loans	–	15,793	22	15,815	–	13,829	–	13,829
Canadian federal government and government guaranteed debt	13,535	1,721	–	15,256	9,345	1,828	–	11,173
Canadian provincial and municipal debt	–	11,578	–	11,578	–	7,615	–	7,615
US treasury and other US agencies’ debt	10,032	–	–	10,032	8,604	–	–	8,604
Other foreign governments’ debt	5,742	4,345	–	10,087	6,058	3,224	–	9,282
Corporate and other debt	–	10,836	19	10,855	–	10,523	17	10,540
Income funds	96	–	–	96	73	–	–	73
Equity securities	70,027	140	–	70,167	65,215	161	1	65,377
Other(2)	845	–	–	845	995	–	–	995
	$100,277	$48,006	$64	$148,347	$90,290	$40,889	$18	$131,197
Investment securities(3)
Canadian federal government and government guaranteed debt	6,604	3,728	–	10,332	8,464	3,917	–	12,381
Canadian provincial and municipal debt	177	2,596	–	2,773	197	3,044	–	3,241
US treasury and other US agencies’ debt	14,467	4,507	–	18,974	16,117	3,772	–	19,889
Other foreign governments’ debt	8,361	12,427	23	20,811	10,973	9,608	30	20,611
Corporate and other debt	232	1,143	27	1,402	230	1,784	21	2,035
Equity securities	1,586	616	770	2,972	1,204	284	869	2,357
	$31,427	$25,017	$820	$57,264	$37,185	$22,409	$920	$60,514
Derivative financial instruments
Interest rate contracts	$–	$16,797	$7	$16,804	$-	$16,621	$15	$16,636
Foreign exchange and gold contracts	–	20,994	–	20,994	8	17,309	–	17,317
Equity contracts	401	2,283	1	2,685	599	1,394	2	1,995
Credit contracts	–	177	–	177	–	406	–	406
Commodity contracts	–	2,416	7	2,423	6	1,759	–	1,765
	$401	$42,667	$15	$43,083	$613	$37,489	$17	$38,119
Liabilities:
Deposits(4)	$–	$155	$–	$155	$–	$144	$–	$144
Financial liabilities designated at fair value through profit or loss	–	12,994	–	12,994	–	12,235	–	12,235
Obligations related to securities sold short	27,413	5,026	–	32,439	26,669	3,735	–	30,404
Derivative financial instruments
Interest rate contracts	–	14,949	38	14,987	–	13,867	71	13,938
Foreign exchange and gold contracts	–	21,890	–	21,890	–	20,350	–	20,350
Equity contracts	325	2,529	3	2,857	530	2,557	6	3,093
Credit contracts	–	37	–	37	–	38	–	38
Commodity contracts	–	3,349	19	3,368	–	2,803	–	2,803
	$325	$42,754	$60	$43,139	$530	$39,615	$77	$40,222
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $20,739 (October 31, 2019 – $21,845).
(4)	These amounts represent embedded derivatives bifurcated from structured notes.

Scotiabank First Quarter Report 2020    67

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at January 31, 2020, in the fair value hierarchy comprise certain precious metals, certain foreign government bonds, structured corporate bonds, investments in private equity securities and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2020.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2020
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held(1)
Precious metals	$–	$–	$–	$23	$–	$–	$23	$–
	–	–	–	23	–	–	23	–
Trading assets
Loans	–	–	–	22	–	–	22	–
Corporate and other debt	17	2	–	–	–	–	19	2
Equity securities	1	–	–	–	(1)	–	–	–
	18	2	–	22	(1)	–	41	2
Investment securities
Other foreign governments’ debt	30	–	(3)	–	(4)	–	23	n/a
Corporate and other debt	21	–	6	–	–	–	27	n/a
Equity securities	869	9	(3)	94	(199)	–	770	9
	920	9	–	94	(203)	–	820	9
Derivative financial instruments – assets
Interest rate contracts	15	–	–	1	–	(9)	7	–
Equity contracts	2	1	–	–	–	(2)	1	1	(2)
Commodity contracts	–	7	–	–	–	–	7	7

Derivative financial instruments – liabilities
Interest rate contracts	(71)	3	–	(2)	–	32	(38)	3	(3)
Equity contracts	(6)	1	–	–	–	2	(3)	1	(2)
Commodity contracts	–	(19)	–	–	–	–	(19)	(19)
	(60)	(7)	–	(1)	–	23	(45)	(7)
Total	$878	$4	$–	$138	$(204)	$23	$839	$4
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)

Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2019:

	As at October 31, 2019
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Precious metals	$1	$–		$–	$–	$(1)	$–	$–
Trading assets	14	2		–	2	–	–	18
Investment securities	861	19		(1)	54	(13)	–	920
Derivative financial instruments	(9)	(13)		–	(35)	–	(3)	(60)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

There were no significant transfers into and out of Level 3 during the three months ended January 31, 2020 and October 31, 2019.

68    Scotiabank First Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2019 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

20.	Corporate income taxes

Since 2016, the Bank has received reassessments totalling $575 million of tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011-2013 taxation years. In October 2019, the Bank was reassessed for $223 million of tax and interest in respect of certain Canadian dividends received during the 2014 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigourously defend its position.

21.	Divestitures

Closed divestitures impacting the current period

Thanachart Bank, Thailand

On December 3, 2019, the Bank completed the sale to reduce its 49% interest in Thanachart Bank Public Company Limited (“TBank”) in Thailand, upon receiving regulatory approvals and satisfying closing conditions. As part of agreements entered into with ING Groep N.V., TBank, Thanachart Capital Public Co., Ltd and TMB Bank Public Company Limited (“TMB”) in August 2019, the Bank sold its 49% interest in TBank in exchange for cash and an approximately 6% ownership interest in the form of common shares in TMB. As per the agreements, TBank became a wholly-owned subsidiary of TMB. The shares held by the Bank in TMB are classified as investment securities measured at fair value through profit or loss.

The carrying value of the Bank’s 49% interest in TBank of $3.6 billion was derecognized on the date of close and a net gain of approximately $426 million before tax ($414 million after tax) was recorded in the current quarter in Non-interest income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately 36 basis points.

As part of the overall transaction, the Bank retained a 49% interest in two TBank subsidiaries, which are classified as investment in associates and the Bank will follow the equity method of accounting.

Pension fund operations in Colombia

On December 13, 2019, the Bank completed the sale of its 51% interest in AFP Colfondos to an affiliate of AFP Habitat, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $240 million and $53 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $112 million after tax and non-controlling interests was recorded in the Other segment. Losses of $64 million and $48 million were recorded in Q4, 2019 and in the current quarter, respectively.

In the Consolidated Statement of Shareholder’s Equity, a gain of $27 million after tax has been reclassified from AOCI to retained earnings this quarter related to investment securities designated as fair value through other comprehensive income, bringing the net impact of the divestiture to a net loss of $85 million.

Operations in Puerto Rico and the U.S. Virgin Islands

On December 31, 2019, the Bank completed the sale of its operations in Puerto Rico and the U.S. Virgin Islands (“USVI”) to Oriental Bank, a subsidiary of OFG Bancorp, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $4,800 million and $4,166 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $424 million after tax was recorded in the Other segment. Losses of $402 million and $22 million were recorded in Q3, 2019 and in the current quarter, respectively. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio this quarter by approximately seven basis points.

Insurance and banking operations in El Salvador

On January 31, 2020, the Bank completed the sale of its banking and insurance operations in El Salvador, including Scotiabank El Salvador, its subsidiaries and Scotia Seguros to Imperia Intercontinental Inc, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $2,796 million and $2,481 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $164 million after tax was recorded in the Other segment. An after tax loss of $136 million was recorded in 2019. A further loss of $28 million was recorded in the current quarter. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately four basis points.

Closed divestiture impacting prior periods

Pension and insurance operations in the Dominican Republic

On April 30, 2019, the Bank completed the sale of Scotia Crecer AFP and Scotia Seguros, its pension and related insurance businesses in the Dominican Republic to Grupo Rizek, upon receiving regulatory approvals and satisfying closing conditions.

Scotiabank First Quarter Report 2020    69

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All assets and liabilities of approximately $111 million and $26 million, respectively, in relation to this business have been derecognized on the date of close and a net gain of approximately $273 million after tax was recorded in Q2, 2019 and reported in the Other segment.

Banking operations in the Caribbean

On October 31, 2019, the bank completed the sale of its banking operations in seven non-core markets in the Caribbean (Anguilla, Dominica, Grenada, St. Kitts & Nevis, St. Lucia, St. Maarten, St. Vincent & the Grenadines) to Republic Financial Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $2,086 million and $2,069 million, respectively, in relation to these operations have been derecognized on the date of close and a net gain of approximately $38 million after tax was recorded in Q4, 2019 and reported in the Other segment.

Divestiture announced that is expected to close in future period

Operations in British Virgin Islands

On November 28, 2019, the Bank announced the sale of its 100% interest in Scotiabank (British Virgin Islands) Limited to Republic Financial Holdings Limited. The transaction is subject to regulatory approvals and customary closing conditions. This divestiture is not considered material to the Bank.

70    Scotiabank First Quarter Report 2020

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2020

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7, 2020	January 29, 2020
April 7, 2020	April 28, 2020
July 7, 2020	July 29, 2020
October 6, 2020	October 28, 2020

Annual Meeting

The Annual Meeting for fiscal year 2019 is scheduled for April 7, 2020, in Toronto, Ontario, Canada.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Investor Relations Department at 416-775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on February 25, 2020, at 7:15 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 4982601# (please call shortly before 7:15 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 25, 2020, to March 26, 2020, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 3429633#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Scotiabank First Quarter Report 2020    71

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.